Exhibit 2.1
EXECUTION VERSION
TRANSACTION AGREEMENT
By and Among
BMC SOFTWARE ISRAEL, LIMITED,
BMC SOFTWARE, INC.,
and
IDENTIFY SOFTWARE LTD.
dated as of
March 21, 2006

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		Page
ARTICLE III
REPRESENTATIONS AND WARRANTIES
REGARDING BUYER AND GUARANTOR

Section 3.01.	Organization and Qualification	30
Section 3.02.	Authority	30
Section 3.03.	No Conflict; Required Filings and Consents	31

ARTICLE IV
COVENANTS

Section 4.01.	Affirmative Covenants	31
Section 4.02.	Negative Covenants	32
Section 4.03.	Access and Information	35

ARTICLE V
ADDITIONAL AGREEMENTS

Section 5.01.	Appropriate Action; Consents; Filings	36
Section 5.02.	Public Announcements	37
Section 5.03.	Further Assurances	37
Section 5.04.	No Solicitation	37
Section 5.05.	Retention Program	39

ARTICLE VI
CONDITIONS

Section 6.01.	Conditions to Obligations of Each Party	39
Section 6.02.	Additional Conditions to Obligations of Buyer and Guarantor	39
Section 6.03.	Additional Conditions to Obligations of the Company	42

ARTICLE VII
INDEMNIFICATION; ESCROW FUND; SURVIVAL OF
REPRESENTATIONS AND WARRANTIES

Section 7.01.	By the Company	42
Section 7.02.	Defense of Third Party Claims	43
Section 7.03.	Other Claims, Payment	44
Section 7.04.	Satisfaction of Claims from the Escrow Fund	44
Section 7.05.	Liability Limitations; Survival of Representations and Warranties	45
Section 7.06.	By Buyer	46

ARTICLE VIII
TERMINATION, AMENDMENT AND WAIVER

Section 8.01.	Termination	46
Section 8.02.	Effect of Termination	47
Section 8.03.	Amendment	47
Section 8.04.	Waiver	47
Section 8.05.	Fees, Expenses and Other Payments	47
Section 8.06.	Payment Upon Termination.	48

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Exhibits
Exhibit A – Escrow Agreement
Exhibit B – Form of Opinion of Counsel to the Company
Annexes
Annex A – Definitions
Annex B – Undertaking
Annex C – Notice of Offer
Annex D – Sellers’ Representatives List

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TRANSACTION AGREEMENT
     THIS TRANSACTION AGREEMENT, dated as of March 21, 2006 (this “Agreement”), is by and among BMC Software Israel, Limited, an Israeli company (“Buyer”), BMC Software, Inc., a Delaware corporation (“Guarantor”) and Identify Software Ltd., an Israeli company (the “Company”). Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to them in Annex A hereto.
     WHEREAS, Buyer desires to acquire all of the Shares (as herein defined) outstanding as of the Closing Date (herein defined), and it undertakes to make an offer to all owners of Shares of the Company to acquire all of the Shares in exchange for the Purchase Price (as defined below), all on the terms and subject to the conditions hereinafter set forth; and
     WHEREAS, certain shareholders having individual rights to appoint members to the Company’s Board of Directors (the “Committed Shareholders”) hold Shares representing approximately 45% of the outstanding Shares as of the date of this Agreement; and
     WHEREAS, the Committed Shareholders have executed and delivered to the Company and Buyer an undertaking in the form of Annex B hereto (the “Undertaking”) whereby the Committed Shareholders have irrevocably agreed to execute and deliver the Acceptance (as herein defined) to Buyer on the date of this Agreement; and
     WHEREAS, the Board of Directors of the Company deems it desirable and in the best interests of the Company and its shareholders that the Company enter into this Agreement whereby, among other things, all of the Shares of the Company shall be purchased by Buyer in consideration for the payment of the Purchase Price, all upon the terms and subject to the conditions set forth herein and in accordance with the laws of the State of Israel.
     NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement, the parties hereto agree as follows:
ARTICLE I
SALE AND PURCHASE
     Section 1.01. Offer.
     (a) Not later than two (2) Business Days following execution of this Agreement, Buyer will make a written offer to all holders of Shares named in the shareholder register of the Company on the date of this Agreement to sell their Shares to Buyer pursuant to the terms and subject to the conditions of this Agreement (the “Offer”). Subject to Section 1.01(c) of this Agreement, the Offer will be made in substantially the form of the Notice of Offer attached as Annex C hereto and it will be open for acceptance for a period of 60 days from the date the Notice of Offer is first mailed to the holders of Shares (the “Notice Date”); provided, however, that if Buyer has not received Acceptances (as defined below) representing at least 66 2/3% of the issued and outstanding Shares by the end of such 60-day period, then Buyer may elect to extend the Offer for an additional 30 days (as and if extended, the “Offer Period”). The Company shall inform Buyer of the issuance of any Shares of the Company pursuant to the exercise of any

Option prior to the Closing, and will assist Buyer in delivering the Offer to such former Option Holder such that the Offer will cover all issued and outstanding Shares.
     (b) Any holder of Shares of the Company may accept the Offer by executing and delivering the Acceptance attached to the Notice of Offer (the “Acceptance”) to the Company, which Acceptances shall be irrevocable. The Company shall promptly provide copies of all Acceptances to Buyer. Upon acceptance of the Offer, such holder of Shares of the Company shall be deemed an “Accepting Seller” for the purpose of this Agreement.
     (c) If the holders of at least 85% of the issued and outstanding Shares (but less than all holders of the Shares of the Company) accept the Offer at any time within two months of the Notice Date, not later than two (2) Business Days following receipt of Acceptances representing at least 85% of the issued and outstanding Shares, Buyer shall send a notice to each holder of Shares of the Company who has not accepted the Offer (a “Dissenting Holder”), informing such Dissenting Holder of Buyer’s intention to require such Dissenting Holder to sell its Shares of the Company to Buyer, on the same terms and conditions as set out in the Notice of Offer and this Agreement, pursuant to Section 341 of the Israeli Companies Law and Article 20(d) of the Company’s Articles of Association (the “Section 341 Notice”); provided, however, that upon receipt of Acceptances representing at least 66 2/3% but less than 85% of the issued and outstanding Shares, Buyer in its sole discretion may elect to send a Section 341 Notice to each Dissenting Holder at any time during the Offer Period. In any event, with Acceptances representing at least 66 2/3% of the issues and outstanding Shares, within two (2) Business Days following the expiration of the Offer Period, Buyer shall send a Section 341 Notice to each Dissenting Holder. The Company shall assist Buyer in the dispatch of the Section 341 Notice to each Dissenting Holder and each Option Holder.
     Section 1.02. Sale and Purchase of Securities.
     (a) Upon the terms and subject to the satisfaction of the conditions contained in this Agreement, at the Closing (as defined herein) each Accepting Seller shall sell, transfer and deliver to Buyer, and Buyer shall purchase and accept delivery from each Accepting Seller, all of such Accepting Sellers’ Shares, free and clear of any Liens.
     (b) Upon the terms and subject to the satisfaction of the conditions contained in this Agreement, at the Closing Buyer shall acquire good and valid title free and clear of any Liens to all Shares of the Company held by the Dissenting Holders in accordance with Section 341 of the Israeli Companies Law and Article 20(d) of the Company’s Articles of Association (the “Compulsory Acquisition”).
     Section 1.03. Purchase Price for Shares of the Company.
     (a) The aggregate purchase price for all outstanding Shares shall be One Hundred Fifty Million Dollars ($150,000,000.00) (the “Purchase Price”), of which One Hundred Thirty One Million Two Hundred Fifty Thousand Dollars ($131,250,000.00) shall be paid at the Closing, less Expenses (as defined in 8.05(b)) incurred by the Company after December 31, 2005 and any additional Expenses payable by Sellers pursuant to Section 5.01(b) (the “Closing Payment”). Eighteen Million Seven Hundred Fifty Thousand Dollars ($18,750,000.00) shall be placed in escrow pursuant to Section 1.05(d) (the “Escrow Amount”). All references in this Agreement to Dollars or to $ or US$ are to United States Dollars.
     (b) The purchase price for each outstanding Share owned by a Seller and acquired by Buyer pursuant to Sections 1.02(a) and (b) of this Agreement shall be derived pursuant to the following formula (rounded to four decimal places) and shall be paid to each Seller as provided in this Agreement:

Purchase Price per Share = ($150,000,000 + B - E)
(X+Y)
     Where: B equals the aggregate exercise price for all Options outstanding on the date hereof and listed in Schedule 2.04(c) of the Company’s Disclosure Schedule; E equals the Expenses incurred by the Company after December 31, 2005 and any additional Expenses payable by Sellers pursuant to Section 5.01(b); X equals the total number of Shares outstanding immediately prior to the Closing (without giving effect to any Shares to be issued pursuant to Cashless Exercises of Options at the Closing); and Y equals the aggregate number of Shares issuable pursuant to the Options outstanding immediately prior to the Closing.
     (c) At Closing, 87.5% of the Purchase Price per Share shall be paid in cash at Closing (the “Per Share Closing Payment”). The remaining 12.5% of the Purchase Price per Share shall be placed in escrow on the Closing Date pursuant to Section 1.05(d) (the “Per Share Escrow Payment”) and, subject to the escrow and indemnity provisions hereof, shall be disbursed in accordance with the terms of the Escrow Agreement (as defined herein). For the avoidance of doubt: (i) each shareholder shall receive for each Share held the Purchase Price per Share, and (ii) each Optionholder (as hereinafter defined) shall receive for each Share issuable upon exercise of exercisable Options at the Closing the Purchase Price per Share net of the exercise price of such Option.
     (d) In no event will the aggregate Per Share Closing Payment and Per Share Escrow Payment payable under this Agreement with respect to all outstanding Shares (including in connection with the Compulsory Acquisition) exceed the Purchase Price. The Company shall deliver to Buyer not later than five (5) Business Days prior to the Closing a list of outstanding Shares of the Company and the record holders thereof as well as a detailed description of the Expenses incurred by the Company since December 31, 2005, and Buyer shall calculate the Per Share Closing Payments and Per Share Escrow Payments and inform the Company and the Sellers’ Representative (or a paying agent designated by the Sellers’ Representative) in writing of the results of such calculation. Buyer and the Company shall agree on such calculation prior to Closing.
     Section 1.04. Closing. The closing of the purchase and sale of the Shares (the “Closing”) will take place at the offices of Vinson & Elkins L.L.P., 666 Fifth Avenue, New York, New York, as soon as reasonably practicable, but in no event later than five (5) Business Days, following the date on which all of the conditions specified in Article VI (other than the conditions which by their terms are only capable of being satisfied at the Closing) have been satisfied or waived, unless another time, date and place are agreed to in writing by Buyer and the Company and on such other date the conditions specified in Article VI (other than the conditions which by their terms are only capable of being satisfied at the Closing) shall have been satisfied or waived. The date of Closing is referred to in this Agreement as the “Closing Date.”
     Section 1.05. Closing Transactions. At the Closing, the following events shall occur, each event being (i) conditioned on the occurrence or waiver of each other event and (ii) being deemed to have occurred simultaneously with the other events:
     (a) Each Accepting Seller shall tender to Buyer share certificate(s) representing all the issued and outstanding Shares owned by such Accepting Seller together with a share transfer deed representing all such Shares duly executed in favor of Buyer. If any share certificate shall have been lost, stolen or destroyed, Buyer may, in its reasonable discretion and as a condition precedent to the payment of the Purchase Price to the Accepting Seller selling the Shares represented by such share certificate, require the owner of such lost, stolen or destroyed share certificate to provide an appropriate affidavit and to deliver an indemnity against any claim that may be made against Buyer or the Company with respect to such share certificate.
     (b) All outstanding Options shall be subjected to the Cashless Exercise.
     (c) The Company shall deliver to Buyer the shareholders’ register of the Company evidencing the transfer of the Shares (including the shares acquired through the Compulsory Acquisition and the Cashless Exercise) to Buyer or its designee.
     (d) Buyer shall pay to the Sellers’ Representative, or a paying agent designated by the Sellers’ Representative and reasonably acceptable to Buyer, the Closing Payment for the benefit of, and distribution to, the Accepting Sellers, Dissenting Holders and Exercising Option Holders (or the trustee of such Exercising Option Holders) and in accordance with the Articles of Association of the Company. Such amount shall be paid in cash in U.S. dollars by wire transfer of immediately available funds pursuant to wire instructions delivered by the Sellers’ Representative or paying agent to Buyer not later than three (3) Business Days prior to the Closing. The Sellers shall pay any and all charges and Expenses of any paying agent designated by the Sellers’ Representative to act on its behalf in connection with the disbursement of the Closing Payment and such changes and Expenses shall reduce the Closing Payment as provided in Section 1.03(b) of this Agreement.
     (e) Buyer shall transfer the Escrow Amount by wire transfer of immediately available funds to JP Morgan Chase Bank (the “Escrow Agent”) to such account or accounts as designated in writing by the Escrow Agent. The Escrow Amount together with all subsequent earnings on investments thereof while deposited with the Escrow Agent shall be referred to as the “Escrow Fund.” The Escrow Fund shall be held by the Escrow Agent pursuant to the terms and conditions of an Escrow Agreement in substantially the form attached hereto as Exhibit A (the “Escrow Agreement”) between the Escrow Agent, Buyer and the Sellers’ Representative.
     (f) Buyer shall deliver to the Company, and the Company shall deliver to Buyer, such documents and instruments as shall evidence fulfillment or waiver of the conditions to Closing set forth in Article VI of this Agreement.
     Section 1.06. Withholding for Payment of Taxes. Buyer shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any Seller,

unless Buyer has received from Seller an exemption from such withholding tax in respect of each such payment to its satisfaction at least five (5) Business Days prior to Closing, such amounts as Buyer in its sole discretion determines that it is required to deduct and withhold with respect to the making of any such payment under any applicable U.S. federal, state, local or foreign Tax law at the maximum rate for such withholding. To the extent that amounts are so withheld by Buyer and paid pursuant to any applicable U.S. federal, state, local or foreign Tax law, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to such Seller in respect of which such deduction and withholding was made by Buyer.
     Section 1.07. Sellers’ Representative. The Company will provide Buyer with the name of the Person appointed by the Company to serve as the sellers’ representative (the “Sellers’ Representative”), which Sellers’ Representative shall be one of the individuals named in Annex D to this Agreement. From and after the Closing, the Sellers’ Representative (or a paying agent designated by the Sellers’ Representative) shall have full power and authority to receive and disburse the Closing Payment, to the extent distributed by the Escrow Agent to the Sellers’ Representative, the Escrow Amount, among the Sellers in accordance with the schedule of shareholders provided to Buyer pursuant to Section 1.03(d), and the Articles of Association of the Company, to negotiate and sign all amendments to this Agreement and all other documents in connection with the transactions contemplated by this Agreement (including without limitation the Escrow Agreement and all other instruments called for by this Agreement) and to grant, provide, negotiate and sign all waivers, consents, instructions and authorizations and to take all other actions called for under or contemplated by or that may otherwise be necessary or appropriate in connection with this Agreement or any of the foregoing agreements or instruments and to prosecute, defend and settle in the Sellers’ Representative’s discretion all indemnification disputes (including hiring counsel and other litigation assistance) and to receive all notices, requests and demands that may be made under and pursuant to this Agreement. From and after the Closing, Buyer shall be entitled to deal exclusively with the Sellers’ Representative in respect of any matter arising under this Agreement. Should the Sellers’ Representative be unable or unwilling to serve or to appoint his successor to serve in his stead, and unless the Sellers’ Representative appoints a successor to serve in his stead, then the Sellers’ Representative shall be designated as provided in Article XV of the Escrow Agreement. All of the costs and expenses incurred by the Sellers’ Representative in connection with this Agreement and the exercise of the authority granted hereunder shall be payable out of the Escrow Fund.
     Section 1.08. Certain Transaction Taxes. Sellers shall be responsible for the payment of all transfer, sales, use, registration or other similar Taxes resulting from the transactions contemplated by this Agreement.
ARTICLE II
REPRESENTATIONS AND WARRANTIES
REGARDING THE COMPANY
     The Company hereby represents and warrants to Buyer that as of the date hereof and as of the Closing Date:
     Section 2.01. Organization and Qualification; Subsidiaries. Each of the Company, except as set forth on Schedule 2.01 of the disclosure schedule delivered to Buyer by the

Company on the date hereof (the “Company Disclosure Schedule”) and its Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization, has all requisite organizational power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted and is duly qualified and in good standing to do business in each jurisdiction in which the nature of the business conducted by it or the ownership or leasing of its properties makes such qualification necessary. Schedule 2.01 of the Company Disclosure Schedule sets forth a true and complete list of each of the Company’s directly or indirectly owned Subsidiaries, together with (A) the specification of the nature of the legal organization of each such Subsidiary, (B) the jurisdiction of incorporation or organization of each such Subsidiary and (C) the percentage of each such Subsidiary’s outstanding Shares owned by the Company or another Subsidiary of the Company.
     Section 2.02. Organizational Documents. Schedule 2.02 of the Company Disclosure Schedule contains complete and correct copies as of the date hereof of the memorandum of association and articles of association and other charter, bylaws or other equivalent organizational documents, in each case as amended or restated, of the Company and each of its Subsidiaries. None of the Company or any of its Subsidiaries is in violation of any of the provisions of its charter or bylaws (or other equivalent organizational documents). The minute books and stock records of the Company and its Subsidiaries heretofore furnished to Buyer, except as redacted to omit references to this transaction, correctly and completely reflect in all material respects as of the date hereof all corporate actions taken at all meetings of, or by written consents of, directors and Share holders of the Company and its Subsidiaries (including committees thereof).
     Section 2.03. Authorization of Agreement. The Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to compliance with Section 341(a) of the Israeli Companies Law and Article 20(d) of the Company’s Articles of Association, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary corporate action and, except as contemplated by this Agreement, no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery hereof by Buyer and Guarantor, constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as enforcement hereof may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar Laws relating to or affecting the enforcement of creditors’ rights generally and legal principles of general applicability governing the availability of equitable remedies (whether considered in a proceeding in equity or at law or under applicable legal codes.
     Section 2.04. Capitalization.
     (a) Schedule 2.04(a) of the Company Disclosure Schedule sets forth a correct and complete description of the following: (A) all of the authorized Shares of the Company and each of its Subsidiaries and (B) the amount of outstanding Shares of the Company and each of its Subsidiaries and each record owner thereof as of the date hereof. Except as described in

Schedule 2.04(a) of the Company Disclosure Schedule or issued after the date hereof upon the exercise of Options outstanding on the date hereof and listed on Schedule 2.04(c) of the Company’s Disclosure Schedule, no Shares of the Company or any of its Subsidiaries are issued or outstanding or reserved for any purpose. All outstanding Shares of each Subsidiary of the Company are owned by the Company or by a direct or indirect wholly-owned Subsidiary of the Company, free and clear of all Liens and limitations on voting rights. Except as set forth in Schedule 2.04(c) of the Company Disclosure Schedule, (A) there are no voting trusts, proxies or other agreements or understandings that survive the Closing to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound with respect to the voting of any Shares of the Company or any of its Subsidiaries, and (B) there are no bonds, debentures, notes or other indebtedness of the Company or any of its Subsidiaries that survive the Closing granting holders thereof the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Shares of the Company or any of its Subsidiaries may vote. Except as set forth in Schedule 2.04(c) of the Company Disclosure Schedule as of the date hereof, there are no outstanding securities, options, warrants, agreements, arrangements or commitments of any character to which the Company or any of its Subsidiaries is a party obligating the Company or any of its Subsidiaries to grant, issue, deliver or sell, or cause to be granted, issued, delivered or sold, any Shares of the Company or any of its Subsidiaries, by sale or otherwise (all of such securities, options, warrants or other rights, agreements, arrangements or commitments are collectively referred to as the “Option Plans” or, each such instrument individually, as the context requires, an “Option Plan”). There are no obligations, contingent or otherwise, of the Company or any of its Subsidiaries to dispose of any Shares of the Company or any of its Subsidiaries.
     (b) Except as set forth in Schedule 2.04(b) of the Company Disclosure Schedule, all of the outstanding Shares of the Company and each of its Subsidiaries are duly authorized, validly issued, and fully paid and nonassessable, and have not been issued in violation of (nor are any of the authorized Shares of such entities subject to) any preemptive or similar rights created by statute, the charter or bylaws (or the equivalent organizational documents) of the Company or its Subsidiaries or any agreement to which the Company or its Subsidiaries is a party or bound. Neither the Company nor any of its Subsidiaries directly or indirectly owns, has agreed to purchase or otherwise acquire or holds any interest convertible into or exchangeable or exercisable for, Shares of any Person (other than the Subsidiaries of the Company set forth in Schedule 2.01 of the Company Disclosure Schedule).
     (c) There are no obligations, contingent or otherwise, of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Shares of the Company or any of its Subsidiaries. Except as set forth in Schedule 2.04(c) of the Company Disclosure Schedule as of the date hereof, there are no agreements, arrangements or commitments of any character (contingent or otherwise) pursuant to which any Person is or may be entitled to receive any payment based on the revenues or earnings, or calculated in accordance therewith, of the Company or any of its Subsidiaries (except for agreements to pay commissions or bonuses to employees, consultants, resellers or independent contractors, and agreements to pay royalties, in each case, in the ordinary course of business). Schedule 2.04(c) accurately lists in respect of each Option outstanding: (i) the name of the grantee, (ii) the position or affiliation of the grantee with the Company, (iii) the date of such grant, (iv) the terms of the vesting of such Option, (v) the terms under which the vesting of such Options may be accelerated, (vi) the percentage of the

Shares subject to such Option as have vested as of the date hereof, which vested percentage information shall be updated immediately prior to Closing, and (vii) whether such Options may be exercised or cancelled automatically in connection with the Closing as contemplated by Section 4.01(b) of this Agreement, or whether the consent of the holder of such Option is required to effect such cancellation.
     Section 2.05. No Conflict; Required Filings and Consents.
     (a) Assuming that the Company Approvals (as defined in Section 2.05(b)) have been obtained and that the filings and notifications described in Section 2.05(b) have been made, the execution and delivery of this Agreement by the Company does not, and the consummation of the transactions contemplated hereby will not (i) conflict with or violate the memorandum of association and articles of association and other charter, bylaws, or equivalent organizational documents, in each case as amended or restated, of the Company or any of its Subsidiaries, (ii) conflict with or violate any Laws applicable to the Company or any of its Subsidiaries or by which any of their respective assets or properties is bound or subject or (iii) except as described in Schedule 2.05(a) of the Company Disclosure Schedule, result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or require payment under, or result in the creation of a Lien (other than Permitted Liens, as herein defined) on any of the properties or assets of the Company or any of its Subsidiaries pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company or any of its Subsidiaries is a party or by or to which any of them or any of their respective assets or properties is bound or subject.
     (b) Except as set forth in Schedule 2.05(b) of the Company Disclosure Schedule, the execution and delivery of this Agreement by the Company does not, and consummation of the transactions contemplated hereby will not, require the Company or any of its Subsidiaries to obtain any consent, license, permit, approval, waiver, authorization or order of (collectively, the “Company Approvals”), or to make any filing with or notification to, any Governmental Authority or third Person.
     Section 2.06. Permits; Compliance. Except as set forth in Schedule 2.06 of the Company Disclosure Schedule, each of the Company and its Subsidiaries is in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exemptions, consents, certificates, approvals and orders necessary to own, lease, maintain and operate its properties and to carry on its business as it is now being conducted (collectively, the “Permits”). There is no action, proceeding or investigation pending or, to the Knowledge of the Company, threatened that has resulted in or after notice or lapse of time or both could reasonably be expected to result in, revocation, suspension, adverse modification, non-renewal, impairment, restriction, termination or cancellation of, or order of forfeiture or substantial fine with respect to, any of the Permits. The Company and its Subsidiaries are and for the last two (2) years have been at all times in compliance in all material respects with all Laws applicable to them or by or to which any of their respective assets or properties are bound or subject and all of the Permits. None of the Company or any of its Subsidiaries has received from any Governmental Authority any notification with respect to possible non-compliance with any such Laws or Permits.

     Section 2.07. Financial Statements; Undisclosed Liabilities.
     (a) Included in Schedule 2.07(a) of the Company Disclosure Schedule are true and complete copies of the consolidated financial statements of the Company consisting of audited consolidated balance sheets of the Company as of December 31, 2005 and 2004, the related audited consolidated statements of income, changes in owners’ equity and cash flows for the calendar years then ended (including the notes or other supplementary information thereto) (the “Financial Statements”).
     (b) The Financial Statements (i) have been prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except (A) to the extent required by changes in GAAP and (B) as may be indicated in the notes thereto) and (ii) fairly present the consolidated financial position of the Company and its Subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows for the period indicated. The books and records of the Company and its Subsidiaries have been and are being maintained in accordance with GAAP.
     (c) Except (i) as disclosed in the most recent balance sheet included in the Financial Statements, (ii) for liabilities and obligations incurred in the ordinary course of business and consistent with past practice of the Company and its Subsidiaries since the date of the most recent balance sheet contained in the Financial Statements, or (iii) arising under this Agreement, neither the Company nor any of its Subsidiaries has any material liability, commitment or obligation of any nature, whether or not absolute, accrued, contingent or otherwise.
     (d) The Company and its Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance consistent with the Company being a private company, that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP.
     (e) Neither the Company nor its Subsidiaries has received any written complaint, allegation, assertion or claim, that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices.
     Section 2.08. Absence of Certain Changes or Events . Except as set forth in Schedule 2.08 of the Company Disclosure Schedule, since December 31, 2005 through the date of this Agreement, each of the Company and its Subsidiaries has conducted its businesses only in the ordinary course and in a manner consistent with past practice and there has not been:
     (i) any material damage, destruction or loss (whether or not covered by insurance) with respect to any assets or properties owned or leased by the Company or any of its Subsidiaries;
     (ii) any material change by the Company or any of its Subsidiaries in their accounting methods, principles or practices;
     (iii) except for dividends by a Subsidiary of the Company to the Company or another wholly owned Subsidiary of the Company, any declaration, setting aside or payment of any dividends on or distributions in respect of any Shares of the Company or any of its Subsidiaries, or any redemption, purchase or other acquisition by the Company or any of its Subsidiaries of any Shares of the Company or any of its Subsidiaries;
     (iv) any increase in the benefits under, or the establishment or amendment of, any bonus, insurance, severance, retention, change of control, deferred compensation, pension, retirement, profit sharing, option (including, without limitation, the granting of stock options, stock appreciation rights, performance awards, or restricted stock awards), stock purchase or other employee benefit plan, or any increase in the compensation payable or to become payable to directors, consultants, officers or employees of the Company or any of its Subsidiaries, except for increases in salaries or wages payable or to become payable, in each case in the ordinary course of business and consistent with past practice;
     (v) any payment by the Company or any of its Subsidiaries to any director, officer or holder of 5% or more of the outstanding Shares of the Company, or any Affiliate of any of the foregoing, whether as a loan or otherwise, except regular compensation and usual benefit payments made in the ordinary course of business consistent with past practice;
     (vi) any entry by the Company or any of its Subsidiaries into any contract with any director, officer or holder of 5% or more of the outstanding Shares of the Company, or any Affiliate of any of the foregoing, other than on an arms-length basis;
     (vii) any revaluation by the Company or any of its Subsidiaries of any of their assets or properties, including the writing down of the value of inventory or the writing down or off of notes or accounts receivable, other than in the ordinary course of business consistent with past practices;
     (viii) any material acquisition of any assets, business or Person (other than the purchase of assets from suppliers or vendors in the ordinary course of business);
     (ix) any sale, transfer, lease, exchange or other disposition of any material assets or properties owned or leased by the Company or any of its Subsidiaries (other than in the ordinary course of business);
     (x) any capital expenditures made by or on behalf of the Company or its Subsidiaries in excess of $250,000 in the aggregate;
     (xi) any waiver, release, discharge, transfer or cancellation by the Company or any of its Subsidiaries of any material rights or claims, other than in the ordinary course of business;
     (xii) the creation of any Lien (other than Permitted Liens) on any assets or properties owned or leased by the Company or any of its Subsidiaries, except in the ordinary course of business;
     (xiii) any entry by the Company or any of its Subsidiaries into any commitment, arrangement or transaction material to the Company and its Subsidiaries, taken as a whole, other than in the ordinary course of business (other than this Agreement and the transactions contemplated hereby);
     (xiv) any disclosure of any source code of any of the products of the Company or any of its Subsidiaries, except to employees, escrow agents and contractors who reasonably need to know same and owe a duty of confidentiality to the Company and its Subsidiaries;
     (xv) any development of code that is not in the ordinary course of business and in a manner consistent with past practices;
     (xvi) any material increase (including by way of guaranteeing or assuming the obligations of third Persons to repay indebtedness for borrowed money) in the Company’s and its Subsidiaries’ indebtedness for borrowed money;
     (xvii) any material change in the manner in which the Company or any of its Subsidiaries extends discounts or credits to customers or any material change in the manner or terms by which the Company or any of its Subsidiaries collects its accounts receivables or otherwise deals with customers;
     (xviii) any payment, discharge, settlement or satisfaction of any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise) prior to the same being due in excess of $200,000 in the aggregate in connection with any settlement or compromise of any material claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes;
     (xix) any change in any of the Company’s methods of reporting income or deductions for Tax purposes from those employed in the preparation of the Tax returns for the taxable year ending December 31, 2004; or
     (xx) any agreement or commitment by the Company or any of its Subsidiaries to do any of the foregoing or any action taken by the Company or any of its Subsidiaries that, if taken during the period from the date of this Agreement through the Closing would constitute a breach of Section 4.02.
     From and after the date of this Agreement through the Closing, any action taken after the date of this Agreement that is expressly permitted under Section 4.02 of this Agreement shall not constitute a breach of this Section 2.08 as of the Closing.
     Section 2.09. Absence of Litigation. Except as set forth in Schedule 2.09 of the Company Disclosure Schedule, there is no claim, action, suit, litigation, proceeding, arbitration, other dispute resolution proceeding or, to the Knowledge of the Company, investigation of any kind, at Law or in equity, pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or any of their assets, properties or rights and neither the Company nor any of its Subsidiaries is subject to any order, consent decree or settlement agreement of, or other similar agreement with, or, to the Knowledge of the Company, investigation by, any Governmental Authority or arbitration tribunal, or any judgment, order, writ, injunction, decree, cease-and-desist order or award of any Governmental Authority or arbitrational tribunal.
     Section 2.10. Employee Benefit Plans; Labor Matters.
     (a) For purposes of this Section 2.10, a Subsidiary of the Company shall be deemed to also include each corporation, trade, business, or entity under common control with the Company, within the meaning of Section 414(b), (c), (m) or (o) of the Internal Revenue Code of 1986, as amended (the “Code”), or Section 4001 of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Schedule 2.10(a) of the Company Disclosure Schedule sets forth as of the date hereof an accurate and complete list of each employee benefit plan, program, arrangement and contract (including, without limitation, any “employee benefit plan”, as defined in Section 3(3) of ERISA, each employee benefit plan concerning pension payments, and any employee benefit plans, such as Foreign Plans, that are not subject to the provisions of ERISA), and each sick leave program, severance program, retention program, referral incentive, personnel policy, stock option plan, bonus plan or arrangement, incentive award plan or arrangement, vacation policy, compensation or deferred compensation plan, policy, agreement or arrangement, and executive compensation or supplemental income arrangement, and any other policy or program which may provide for payment or other benefits to employees of the Company or any Subsidiary, including all amendments thereto, sponsored, maintained or contributed to by the Company or any of its Subsidiaries, or with respect to which the Company or any of its Subsidiaries has or could incur liability, including without limitation, under Section 4069, 4212(c) or 4204 of ERISA, whether or not such plan, program, arrangement or contract has been terminated prior to the date of this Agreement (the “Benefit Plans”). The Company has provided to Buyer a true and correct copy of (i) the most recent annual or other report (including, without limitation, Form 5500) filed with the Pension and Welfare Benefits Administration or other Governmental Authority with respect to each Benefit Plan for which such reporting requirement exists, (ii) each Benefit Plan, including any amendments thereto, (iii) each trust agreement, insurance contract and other funding agreement relating to each Benefit Plan, (iv) the most recent summary plan description for each Benefit Plan for which a summary plan description is required, including any summary of material modifications, (v) the most recent actuarial report or valuation relating to each Benefit Plan subject to Title IV of ERISA and each other Benefit Plan that is a funded scheme (meaning a scheme in or under which resources are set aside in advance relating to the intended or promised benefits), and (vi) the most recent determination letter, if any, issued by the Internal Revenue Service (“IRS”) with respect to any Benefit Plan intended to be qualified under Section 401 of the Code.
     (b) With respect to the Benefit Plans and except as otherwise set forth in Schedule 2.10(b) of the Company Disclosure Schedule:
     (i) Each Benefit Plan has been administered in all material respects in accordance with its terms and applicable Law and, as to any Benefit Plan intended to be qualified under Section 401 of the Code, such Benefit Plan materially satisfies the requirements of such Section and has received a favorable IRS opinion letter that includes all changes required to be made by applicable Law or has timely filed a request for a determination letter covering such required amendments;

     (ii) There are no actions, suits or claims pending (other than routine claims for benefits) or, to the Knowledge of the Company, threatened against, or with respect to, any of the Benefit Plans or their assets, and there is no basis for any such action, suit or claim;
     (iii) All premiums, contributions or payments required to be made to the Benefit Plans pursuant to their terms and provisions and applicable Law have been made timely;
     (iv) No Benefit Plan is a “multiemployer plan” as defined in Section 3(37) of ERISA, or is a plan that is subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code;
     (v) The Company and its Subsidiaries have substantially performed all obligations, whether arising by operation of Law or by contract, required to be performed by them in connection with the Benefit Plans, and there have been no defaults or violations by any other Person with respect to the Benefit Plans;
     (vi) All reports and disclosures relating to the Benefit Plans required to be filed with or furnished to Governmental Authorities, Benefit Plan participants or beneficiaries have been filed or furnished in accordance with applicable Law in a timely manner;
     (vii) No act, omission or transaction has occurred which would result in imposition on the Company or any of its Subsidiaries, directly or indirectly, of (A) breach of fiduciary duty liability damages under Section 409 of ERISA, (B) a civil penalty assessed pursuant to Section 502 of ERISA, (C) a tax imposed pursuant to Chapter 43 of Subtitle D of the Code or (D) the imposition of a Lien on any of the assets of the Company or any of its Subsidiaries in connection with any Benefit Plan;
     (viii) There is no matter pending (other than routine qualification determination filings) with respect to any of the Benefit Plans before the IRS, the Department of Labor or other Governmental Authority;
     (ix) No trust funding a Benefit Plan, is a trust intended to be exempt from tax pursuant to Section 509(c) of the Code;
     (x) As to any Benefit Plan intended to be qualified under Section 401 of the Code, there has been no termination or partial termination of the Benefit Plan within the meaning of Section 411(d)(3) of the Code;
     (xi) Other than in connection with the termination of Options contemplated under Section 4.01(b) herein, the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not (A) require the Company or any of its Subsidiaries to make a larger contribution to, or pay greater benefits or provide other rights under, any Benefit Plan than it otherwise would, or (B) create or give rise to any additional vested rights or service credits under any Benefit Plan, in either case whether or not some other subsequent action or event would be required to cause such payment or provision to be triggered; and

     (xii) The vacation policies of the Company and the Subsidiaries do not provide for the carryover of vacation from one calendar year to the next.
     (c) Neither the Company nor any of its Subsidiaries is a party to any collective bargaining or other labor union contracts. No collective bargaining agreement or other labor union contract is being negotiated by the Company or any of its Subsidiaries and no Person is currently seeking to represent the Company’s or any of its Subsidiaries’ employees. There is no pending or, to the Knowledge of the Company, threatened labor dispute, strike or work stoppage against the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries or any of their respective representatives or employees has committed any unfair labor practices in connection with the operation of the respective businesses of the Company and its Subsidiaries, and there is no pending or, to the Knowledge of the Company, threatened charge or complaint against the Company or any of its Subsidiaries by the National Labor Relations Board or any other Governmental Authority.
     (d) Schedule 2.10(d) of the Company Disclosure Schedule sets forth as of the date hereof true and correct information concerning (i) all severance and change of control plans or arrangements for the benefit of present directors or officers (or other equivalent positions) or employees of the Company or any of its Subsidiaries and any former directors or officers (or other equivalent positions) or employees of the Company if any such plans or arrangements provide for any continuing obligations of the Company, (ii) all employment agreements and other specific arrangements with any present director or officer (or other equivalent position) or employee of the Company or any of its Subsidiaries and any former directors or officers (or other equivalent positions) or employees of the Company if any such plans or arrangements provide for any continuing obligations of the Company, (iii) any Person who has accepted an offer of employment made by the Company or any of its Subsidiaries but whose employment has not yet started and of any outstanding offer of employment made to any Person by the Company or any of its Subsidiaries providing for annual compensation in excess of $150,000, (iv) all agreements with present consultants of or independent contractors to the Company or any of its Subsidiaries and all such agreements with former consultants of or independent contractors to the Company or any of its Subsidiaries if any such agreements provide for any continuing obligations of the Company, providing for annual compensation in excess of $150,000, (v) all non-competition agreements with the Company or any of its Subsidiaries executed by directors or officers (or other equivalent positions) of the Company or any of its Subsidiaries and (vi) the terms applicable to the secondment of any Person to the Company or any of its Subsidiaries or by the Company or any of its Subsidiaries to any other Person, except any such agreements or arrangements pursuant to which Options have been granted to such director, officer or employee (all of which are described in Schedule 2.04(c) of the Company Disclosure Schedule).
     (e) Except as provided in Schedule 2.10(e) of the Company Disclosure Schedule, (x) no Benefit Plan provides retiree medical or retiree life insurance benefits to any Person and (y) neither the Company nor any of its Subsidiaries is contractually obligated to provide any Person with life insurance or medical benefits upon retirement or termination of employment, other than as required by the provisions of Sections 601 through 608 of ERISA and Section 4980B of the Code.

     (f) Except as set forth in Schedule 2.10(f) of the Company Disclosure Schedule as of the date hereof, neither the Company nor any of its Subsidiaries has amended, or taken any other actions with respect to the employment of any employees, officers or directors or to any of the Benefit Plans or any of the plans, programs, agreements, policies or other arrangements described in Section 2.10(d) of this Agreement since December 31, 2005 which could increase the Company or any of its Subsidiaries’ costs or obligations thereunder.
     (g) Except as set forth on Schedule 2.10(g) of the Company Disclosure Schedule, each Benefit Plan may be unilaterally amended or terminated at any time by the Company or its applicable Subsidiary without liability other than for benefits accrued thereunder prior to the date of such amendment or termination.
     (h) Except for the exercise of vested Options pursuant to Section 4.01(b) and the acceleration of vesting of Options to the extent described on Schedule 2.04(c) in connection with the consummation of the transactions contemplated by this Agreement, no payments of money or other property, acceleration of benefits, or provisions of other rights have or will be made hereunder, under any agreement contemplated herein, under the Benefit Plans or under any of the plans, programs, agreements, policies or other arrangements described in Section 2.10(d) of this Agreement which, in the aggregate, would result in imposition of the sanctions imposed under Sections 280G and 4999 of the Code, whether or not some other subsequent action or event would be required to cause such payment, acceleration, or provision to be triggered.
     (i) Except as set forth in Schedule 2.10(i) of the Company Disclosure Schedule, no present or former employee or independent contractor performing services for the Company or any of its Subsidiaries has a claim pending or, to the Knowledge of the Company, has threatened to make a claim against the Company or any of its Subsidiaries, including any claim for (i) overtime pay, other than overtime pay for the current payroll period, (ii) wages, salaries or profit sharing (excluding wages, salaries or profit sharing for the current payroll period), (iii) vacations, time off or pay in lieu of vacation or time off, other than vacation or time off (or pay in lieu thereof) earned in respect of the current fiscal year, (iv) any violation of any rule or contract relating to minimum wages or maximum hours of work, (v) discrimination against employees on any basis, (vi) severance pay or unlawful or wrongful employment or termination practices, (vii) unlawful retirement, termination or labor relations practices or breach of contract or (viii) any violation of occupational safety or health standards. There are no administrative charges, arbitration or mediation proceedings or court complaints pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries before the U.S. Equal Employment Opportunity Commission or any state or federal court or agency or any other entity concerning alleged employment discrimination, contract violation or any other matters relating to the employment of labor.
     (j) Except as set forth in Schedule 2.10(j) to the Company Disclosure Schedule, the Company and its Subsidiaries are and have been in compliance with all applicable Laws, rules and regulations relating to the employment of labor, including but not limited to employment and employment practices, terms and conditions of employment, overtime, wages and hours, payroll documents, equal opportunity, occupational health and safety, severance, termination or discharge, collective bargaining and the payment of employee welfare and retirement and other Taxes, the full payment of social security and health insurance contributions and taxes, the

Worker Adjustment Retraining and Notification Act and the Immigration Reform and Control Act of 1986, each as amended, and other applicable Law and are not engaged in any unfair labor practice or any violation of any other Law, rule or regulation concerning employment or retention of independent contractors.
     (k) Schedule 2.10(k) of the Company Disclosure Schedule sets forth as of the date hereof, for the Company and each of its Subsidiaries, a true and complete list of all employees, officers and directors (or the equivalent of such positions) who perform services for such Person, and for each such Person includes (i) the name of such Person’s employer, (ii) job title(s), (iii) a complete and accurate summary description of the material compensation paid to such Person (including the date of the most recent increase thereof) and any severance pay, lump sum or other payment, compensation or other remuneration that such Person is or would be eligible to receive, or has received, upon termination of employment or service or as a result of the transactions contemplated by this Agreement, (iv) accrued but unused vacation and paid time off as of the date of this Agreement, (v) the amount of service credited for Benefit Plan purposes for such employee and (vi) such Person’s status as of a date within one week of the date of this Agreement (i.e., active, vacation, leave of absence, and if so, type of leave). Schedule 2.10(k) of the Company Disclosure Schedule will be updated by the Company as of the Closing Date.
     (l) With respect to the Benefit Plans, individually and in the aggregate, except as set forth in Schedule 2.10(l) of the Company Disclosure Schedule, there are no funded benefit obligations for which contributions have not been made or properly accrued and there are no unfunded benefit obligations which have not been accounted for by reserves, or otherwise properly reflected in accordance with generally accepted accounting principles, on the financial statements of the Company and its Subsidiaries.
     (m) The representations and warranties of the Company in this Section 2.10 shall specifically, but not by way of limitation, apply to Foreign Plans that are Benefit Plans, as applicable.
     (n) Except as set forth in Schedule 2.10(n) of the Company Disclosure Schedule or as otherwise accrued in the Financial Statements, the contribution and benefit liabilities of the Company and its Subsidiaries respecting each Benefit Plan that is a Foreign Plan are fully funded based upon applicable accounting valuation and actuarial methodology contained in the most recent accounting, valuation or actuarial report respecting the Foreign Plan.
     (o) Except as set forth in Section 2.10(o) of the Company Disclosure Schedule, (i) Options granted to present or former officers, directors, employees and other service providers to the Company and/or its Subsidiaries if not exercised prior to the Closing, can and will be cancelled prior to the Closing without the consent of the Option Holders in a manner consistent with the terms of the respective agreements governing such options and applicable Law and (ii) all Options granted by the Company to its officers and employees in Israel were granted under employee option plans approved by the Israel Income Tax Authorities under Section 102 of the Israel Income Tax Ordinance. The Company has complied with all requirements of such Section 102 and the regulations promulgated thereunder.

     Section 2.11. Taxes.
     (a) Except as set forth in Schedule 2.11(a) of the Company Disclosure Schedule, (i) all returns, reports, information returns or other similar documents or statements (“Tax Returns”) of or with respect to any Tax which are required to be filed on or before the Closing Date, taking into account extensions of time for filing, by or with respect to the Company or any of its Subsidiaries have been or will be duly and timely filed, (ii) all items of income, gain, loss, deduction and credit or other material items (“Tax Items”) required to be included in each such Tax Return have been or will be so included and all information provided in each such Tax Return is true, correct and complete in all material respects, (iii) all Taxes which have become or will become due with respect to the period covered by each such Tax Return have been or will be timely paid in full, (iv) all Tax withholding and deposit requirements imposed on or with respect to the Company or any of its Subsidiaries have been or will be satisfied in all material respects, and (v) no penalty, interest or other charge is or will become due with respect to the late filing of any such Tax Return or late payment of any such Tax.
     (b) Schedule 2.11(b) of the Company Disclosure Schedule lists as of the date hereof all income Tax Returns filed with respect to any of the Company and its Subsidiaries for the six taxable years ending prior to the date hereof, indicates those income Tax Returns that have been audited, indicates those income Tax Returns that are currently the subject of audit, and indicates those income Tax Returns whose audits have been closed. All records which the Company or any of its Subsidiaries are required to keep for Tax purposes or which would be needed to substantiate any claim made or position taken in relation to Tax by the Company or any of its Subsidiaries have been duly kept and are available for inspection at the premises of the Company or its Subsidiaries.
     (c) Except as set forth in Schedule 2.11(c) of the Company Disclosure Schedule as of the date hereof, there is not in force any extension of time with respect to the due date for the filing of any Tax Return of or with respect to the Company or any its Subsidiaries or any waiver or agreement for any extension of time for the assessment or payment of any Tax of or with respect to the Company or any of its Subsidiaries.
     (d) There is no written claim against the Company or any of its Subsidiaries for any Taxes, and no assessment, deficiency or adjustment has been asserted, proposed or, to the Knowledge of the Company, threatened with respect to any Tax Return of or with respect to the Company or any of its Subsidiaries other than those disclosed (and to which are attached true and complete copies of all audit or similar reports) in Schedule 2.11(d) of the Company Disclosure Schedule.
     (e) No claim has ever been made by a Governmental Authority in a jurisdiction where any of the Company or any of its Subsidiaries does not file Tax Returns that it is or may be subject to taxation in that jurisdiction.
     (f) The total amounts set up as liabilities for current and deferred Taxes in the financial statements referred to in Section 2.07(a) of this Agreement are sufficient to cover the payment of all Taxes, whether or not assessed or disputed, which are, or are hereafter found to be, or to have been, due by or with respect to the Company and any of its Subsidiaries up to and through the periods covered thereby.
     (g) Except as set forth in Schedule 2.11(g) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries have entered into any Tax allocation, sharing or indemnity agreement under which the Company or its Subsidiaries could become liable to another Person (other than the Company or its Subsidiaries) as a result of the imposition of Tax upon such Person, or the assessment or collection of Tax.
     (h) Except for Liens for Taxes not yet due and payable, no Liens for Taxes exist upon the assets of any of the Company or its Subsidiaries.
     (i) Except as set forth in Schedule 2.11(i) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries will be required to include any amount as income for any taxable period beginning after December 31, 2005 as a result of a change in accounting method for any taxable period ending on or before December 31, 2005 or pursuant to any agreement with any Tax authority with respect to any such taxable period.
     (j) Neither the Company nor any of its Subsidiaries owns any interest in any controlled foreign corporation (as defined in Section 957 of the Code), passive foreign investment company (as defined in Section 1297 of the Code), or other entity the income of which is required to be included in the income of the Company or such Subsidiary.
     (k) Except as set forth in Schedule 2.11(k) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries have entered into any agreement or arrangement with any Taxing Authority (except for the election of tax route under Section 102 of the Income Tax Ordinance) that requires any of the Company and its Subsidiaries to take any action or to refrain from taking any action.
     (l) Except as set forth in Schedule 2.11(l) of the Company Disclosure Schedule, none of the transactions contemplated by this Agreement will result in Tax liability or the recognition of any item of income or gain to any of the Company or its Subsidiaries.
     (m) Except with respect to any exercise of rights under the Option Plans prior to the Closing and/or except as set forth in Schedule 2.11(m) of the Company Disclosure Schedule as of the date hereof, no transaction contemplated by this Agreement is subject to Tax withholding by the Company or its Subsidiaries.
     (n) Except as set forth in Schedule 2.11(n) of the Company Disclosure Schedule as of the date hereof, neither the Company nor any of its Subsidiaries (i) has been a member of an affiliated group filing a consolidated Tax Return or (ii) has any liability for the Taxes of any Person under United States Treasury Regulations by reason of being a member of a group of entities filing a consolidated, combined or unified Tax Return (or any similar provision of state, local or foreign law), as a transferee or successor, by contract, or otherwise.
     (o) Neither the Company nor any of its Subsidiaries has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

     (p) Each of the Company and its Subsidiaries are duly registered for the purposes of Value Added Tax (“VAT”), as defined in the relevant laws concerning VAT in its country of organization, if applicable. Except as set forth on Schedule 2.11(p) of the Company Disclosure Schedule, each of the Company and its Subsidiaries have complied in all material respects with all laws concerning VAT, including with respect to the making on time of accurate returns and payments and the maintenance of records. None of the Company nor any of its Subsidiaries has made any exempt supplies in the current or preceding VAT year applicable to it and there are no circumstances by reason of which there might not be a full entitlement to credit for all VAT chargeable on supplies and acquisitions received and imports made (or agreed or deemed to be received or made) by it.
     (q) Except as set forth on Schedule 2.11(q) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is treated for any Tax purpose as a resident in a country other than the country of its organization and none of the Company or any of its Subsidiaries has or have had within the statutory limitation period a branch, agency or permanent establishment in a country other than the country of its organization.
     (r) Schedule 2.11(r) of the Company Disclosure Schedule lists each Tax incentive to which the Company is entitled under the laws of the State of Israel, the period for which such Tax incentive applies, and the nature of such Tax incentive. The Company has complied with all requirements of Israeli law to be entitled to claim any Tax incentive. Except as disclosed on Schedule 2.11(r) of the Company Disclosure Schedule, the consummation of the sale and purchase of Securities as set forth in this Agreement will not adversely affect the remaining duration of the Tax incentives or require any recapture of any previously claimed Tax incentive, and no consent or approval of any Governmental Authority is required prior to the Closing in order to preserve the entitlement of the Company to any such Tax incentive. Except as set forth on Schedule 2.11(r) of the Company Disclosure Schedule, no Subsidiary of the Company is entitled to any benefit of the type described in this Section 2.11(r).
     Section 2.12. Insurance. Schedule 2.12 of the Company Disclosure Schedule sets forth as of the date hereof an accurate and complete list of all insurance coverage of the Company and its Subsidiaries currently in effect. Except as set forth in Schedule 2.12 of the Company Disclosure Schedule as of the date hereof, neither the Company nor any of its Subsidiaries has received any notice of cancellation or termination with respect to any insurance policy of such Person. Except as set forth in Schedule 2.12 of the Company Disclosure Schedule, all premiums due with respect to the insurance policies of the Company and its Subsidiaries set forth in Schedule 2.12 of the Company Disclosure Schedule have been fully paid and all such insurance policies are valid and enforceable policies. Schedule 2.12 of the Company Disclosure Schedule sets forth an accurate and complete list of all pending claims against such insurance policies. There exist no pending claims against such insurance policies with respect to which the insurers have denied liability. True and correct copies of each document listed in Schedule 2.12 of the Company Disclosure Schedule have been provided to Buyer.
     Section 2.13. Properties.
     (a) Except as set forth in Schedule 2.13(a) of the Company Disclosure Schedule, the Company and each of its Subsidiaries has good and marketable title, free and clear of all Liens,

to all of the properties and assets, real and personal, tangible or intangible, that are reflected on the most recent balance sheet contained in the Financial Statements or acquired after the date of such balance sheet, except for dispositions of such properties or assets in the ordinary course of business consistent with past practice and except for (i) Liens for Taxes not yet due and payable or contested in good faith by appropriate proceedings, (ii) mechanic’s, material men’s, repairman’s or similar Liens arising in the ordinary course of business with respect to obligations that are not more than sixty (60) days past due or that are being contested in good faith by appropriate proceedings, (iii) liens granted to Plenus Technologies Ltd. in connection with the Credit Line Agreement between Identify Technologies Ltd and Plenus Technologies Ltd. dated December 30, 2004, and (iv) imperfections of title, easements and encumbrances, if any, as do not interfere with the use of the property as such property is used on the date of this Agreement (the items in clauses (i), (ii), (iii) and (iv) collectively, the “Permitted Liens”).
     (b) Neither the Company nor any of its Subsidiaries owns any real property.
     (c) Except as set forth in Schedule 2.13(c) of the Company Disclosure Schedule all equipment, vehicles and other tangible personal property owned or leased by the Company or its Subsidiaries with a book or market value in excess of $15,000 and is in reasonable good operating condition and repair, except for normal wear and tear. All such equipment, vehicles and other tangible personal property that is leased by the Company or its Subsidiaries is maintained in all material respects (either by the Company or its Subsidiaries, the manufacturer or lessor, as the case may be) in accordance with manufacturer and lessor requirements set forth in the applicable lease or other similar agreement governing such property.
     Section 2.14. Leases. Schedule 2.14 of the Company Disclosure Schedule contains an accurate and complete list as of the date hereof of each lease pursuant to which the Company or its Subsidiaries leases any real property or any equipment, vehicles or other tangible personal property with a book or market value in excess of $50,000 (each a “Lease”). A true and complete copy of each Lease has been provided to Buyer. Except as set forth in Schedule 2.14 of the Company Disclosure Schedule, with respect to each Lease: (i) such Lease is in full force and effect and is valid, binding and enforceable in accordance with its terms except as enforcement hereof may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar Laws relating to or affecting the enforcement of creditors’ rights generally and legal principles of general applicability governing the availability of equitable remedies (whether considered in a proceeding in equity or at law under applicable legal codes; (ii) neither the Company nor any of its Subsidiaries is in breach or default thereof, nor has the Company or any of its Subsidiaries received notice that the Company or any of its Subsidiaries is in breach or default thereof; and (iii) to the Company’s Knowledge no event has occurred which, with notice, or lapse of time or both, would constitute a breach or default thereof by the Company or any of its Subsidiaries or, to the Knowledge of the Company, by any other party thereto or would permit termination, modification or acceleration thereof by any other party thereto. The leasehold estate created by each Lease (a “Leased Premise”) is free and clear of all Liens other than any Permitted Liens.

     Section 2.15. Intellectual Property.
     (a) Schedule 2.15(a) of the Company Disclosure Schedule contains a complete and accurate list as of the date hereof of all software programs currently being marketed by the Company and its Subsidiaries, all preceding versions and releases thereof, and all software products or programs under development by the Company and its Subsidiaries but not currently marketed (collectively, the “Software Programs”). Except as set forth in Schedule 2.15(a) of the Company Disclosure Schedule, (i) the Company and its Subsidiaries own or license all intellectual property rights in the Software Programs and the documentation therefore, and (ii) the Company has the right to make, have made, sell, use, copy, distribute, prepare derivative works from, support, modify, enhance, import, or offer for sale, in any country in the world the Software Programs. The Company owns or has the right to use all patents, trademarks, service marks, trade names, trade dress, domain names, logos, designs, corporate names and copyrights (including issued patents, registrations and applications pertaining thereto (whether or not filed) and extensions, continuations, renewals or divisions of any such issued patents, registrations or applications) and all other intellectual property rights, trade secrets, processes, formulas, know-how, inventions, customer lists, supplier lists, manufacturer lists, manuals and other confidential or proprietary information, processes and formulae used in its businesses or otherwise necessary for the conduct of its businesses (collectively, the “Company Intellectual Property”), free and clear of all Liens except for Permitted Liens. Schedule 2.15(a) of the Company Disclosure Schedule contains as of the date hereof a complete and accurate list of all registered trademarks and service marks and applications for registration of any marks, domain name registrations, all registered copyrights and applications for registration of copyrights, and all filed patent applications and issued patents relating to any of the Software Programs or the business of the Company and its Subsidiaries, and owned by the Company or any of its Subsidiaries. Schedule 2.15(a) of the Company Disclosure Schedule contains a complete and accurate list as of the date hereof of all domain name registrations owned or held by or for the Company and its Subsidiaries, the dates of each registration and renewal, the registrars, user names and passwords for each registration, and any disputes regarding such domain names.
     (b) In no instance has the eligibility of the Software Programs for protection under applicable copyright law been forfeited to the public domain by omission of any required notice or any other action.
     (c) The Company has used reasonable efforts to ensure that the Software Programs, including the Source Code, object code and related technical system documentation for the Software Programs (i) have been treated as confidential and proprietary and (ii) have been disclosed by the Company and its Subsidiaries only to (a) solely with respect to object code and documentation, authorized customer and prospective customers, (b) employees and contractors who have had a “need to know” the contents thereof in connection with the performance of their duties to the Company and its Subsidiaries and who have executed written agreements requiring the recipient to keep the information in strict confidence, or (c) solely with respect to object code and documentation, potential investors and strategic business contacts who have executed written agreements requiring the recipient to keep the information in confidence, and (d) escrow agents who have executed written agreements requiring the recipient to keep the information in confidence. There has been no violation by any Person that has resulted, or would result, in the loss of protection of any trade secret or confidential information of the Company or its

Subsidiaries. Except as disclosed in Schedule 2.15(c) of the Company Disclosure Schedule, with regards to the trade secrets of the Company and its Subsidiaries, the Company and its Subsidiaries have taken at least the following actions: (i) all employees, agents, consultants, contractors and any other party who have had access to the Company’s confidential or proprietary information have been required to sign a non-disclosure agreement; (ii) using secure servers, (iii) having unique password/protection; (iv) having security on its premises; and (v) imposing confidentiality obligations with customers to protect object code and documentation.
     (d) Except as disclosed in Schedule 2.15(d) of the Company Disclosure Schedule, all Persons who now, or have been during the three (3) year period prior to the date of this Agreement, employees, agents, consultants and/or contractors of the Company or its Subsidiaries, who have contributed to or participated in any material way in the conception and/or development of the Software Programs, Technical Documentation (as hereinafter defined), or Company Intellectual Property on behalf of the Company or its Subsidiaries have executed nondisclosure agreements in the form provided to Buyer and either (1) have been a party to a “work-for-hire” arrangement or agreements with the Company or its Subsidiaries in accordance with applicable Law that has accorded the Company and its Subsidiaries exclusive ownership of all tangible and intangible property thereby arising, or (2) have executed appropriate instruments of assignment in favor of the Company and its Subsidiaries as assignee that have conveyed to the Company and its Subsidiaries exclusive ownership of all tangible and intangible property thereby arising, with the result that the Company is the sole and exclusive owner of, without limitation, all right, title and interest in and to the Company Intellectual Property, including without limitation all intellectual property rights, including rights under copyright, patent and trade secrets laws, in and to the Software Programs. The Company and its Subsidiaries have taken appropriate actions to protect the confidentiality of confidential information provided to it by customers and other third-parties.
     (e) The existence and the manufacture, importation into any country in the world, offering for sale, license, lease, transfer, use, reproduction, distribution, modification or other exploitation by the Company or its Subsidiaries of any Software Program or any other Company Intellectual Property, as such Software Program or other Company Intellectual Property, as the case may be, is or was, or is currently contemplated to be, sold, licensed, leased, transferred, used or otherwise exploited by such Persons, does not and will not (1) infringe on any patent, trademark, copyright or other intellectual property right of any Person, (2) constitute a misuse or misappropriation of any trade secret, know-how, process, proprietary information or other intellectual property right of any other Person or (3) entitle any other Person to any interest therein, or right to compensation from the Company or its Subsidiaries, or any injunction or other court order affecting the Software Programs or their copying, distribution, use, manufacture, sale, offering for sale, and/or importing into any country in the world. None of the Company or any of its Subsidiaries has received from any other Person any notification with respect to any matters of the type contemplated by the immediately preceding sentence. Except as set forth in Schedule 2.15(e) of the Company Disclosure Schedule, there are no restrictions on the Company’s or any of its Subsidiaries’ ability to manufacture, import, market, offer for sale, sell, license, lease, transfer, use, reproduce, distribute, modify, disclose or otherwise exploit any Software Programs or any other Company Intellectual Property. The Company has no Knowledge of any infringement, misappropriation or other violation of any Software Program or other Company Intellectual Property by any third Person.

     (f) The Software Programs and the electronic data processing, information, communications, telecommunications and computer systems that are used by the Company or its Subsidiaries in their respective businesses (collectively, the “Technology Systems”) substantially operate in accordance with their technical specifications and are adequate for the operation of the business of the Company and its Subsidiaries as currently operated. Except as set forth in Schedule 2.17(b) of the Company Disclosure Schedule, the Company and its Subsidiaries own or have the right to use (subject to license agreements) all components of the Technology Systems. To the Company’s Knowledge, there has not been any material malfunction with respect to any of the Technology Systems since inception that has not been remedied or replaced without disruption to the business of the Company and its Subsidiaries.
     (g) Except for technical measures and features that are expressly documented in the Source Code and that are designated to prevent unauthorized use of the Software Programs as disclosed in Schedule 2.15(g) of the Company Disclosure Schedule, no portion of the Software Programs contains any “back door,” “time bomb,” “Trojan horse,” “worm,” “drop dead device,” “virus” or other software routines or hardware components designed to permit unauthorized access; to disable or erase software, hardware, or data; or to perform any other such actions.
     (h) Neither the Company nor any of its Subsidiaries has taken any action that could cause, or has failed to take any action, the failure of which could cause, (i) any Source Code or trade secret relating to the Software Programs or any of the Company Intellectual Property to be released from an escrow or otherwise made available or disclosed to any Person or entity other than those Persons described in Section 2.15(d), dedicated to the public or otherwise placed in the public domain or (ii) any other adverse effect to the protection of the Software Programs under trade secret, copyright, patent or other intellectual property laws.
     (i) Neither the Company nor any of its Subsidiaries belongs to or has entered into any contract with any organization whose primary activity is the development, preparation, and/or promulgation of standards.
     (j) Other than (i) the Company Intellectual Property licensed from Third Parties, (ii) the Licenses and the Marketing Agreements (as hereinafter defined), or (iii) the rights of the OCS (as hereinafter defined) as disclosed in Schedule 2.27 of the Company Disclosure Schedule, no Person other than the Company or its Subsidiaries has any right or interest of any kind or nature in or with respect to the Software Programs, the Technical Documentation or Company Intellectual Property.
     (k) Except for the Marketing Agreements or as set forth in Schedule 2.15(k) of the Company Disclosure Schedule, the manufacture, offer for sale, importation, sale, license, lease, transfer, use, reproduction, distribution, modification, disclosure or other exploitation by the Company or its Subsidiaries of any version or release of any computer program included in the Software Programs does not and will not obligate the Company or its Subsidiaries to pay any royalty, fee or other compensation to any other Person other than OCS.
     (l) The Software Programs and Technical Documentation contain no programming or materials in which any third Person has a joint or common ownership interest, including any right or license therein or in any intellectual property rights thereto. The Software Programs and

Technical Documentation (as hereinafter defined) do not contain derivative works of any programming or materials, the proprietary rights to which are not owned in their entirety by the Company or its Subsidiaries.
     (m) Schedule 2.15(m) of the Company Disclosure Schedule contains a complete and accurate list as of the date hereof of all software libraries, compilers and other third-party software used in the development, maintenance, support and/or enhancement of the Software Programs or otherwise used in the ongoing business of the Company or any of its Subsidiaries but excluding any software licensed under shrink-wrap or click-wrap agreements or preinstalled on computer equipment (“Support Software”). Schedule 2.15(m) of the Company Disclosure Schedule contains a complete and accurate list as of the date hereof of all license agreements for the use of all such Support Software (the “In-Bound Licenses”) and, if any such Support Software is not licensed, the basis of the use of such Support Software by the Company and its Subsidiaries. All use of each of such Software Programs by the Company and its Subsidiaries has been in compliance with the respective In-Bound License or other rights of use listed in Schedule 2.15(m) of the Company Disclosure Schedule. Except as set forth in Schedule 2.15(m), all rights or licenses of the Company are transferable to Buyer as contemplated herein without any fee, consent, or other approval, which has not been obtained.
     (n) The technical documentation of the Software Programs (the “Technical Documentation”) includes the Source Code (with comments) for all Software Programs, as well as any pertinent comments or explanation necessary to allow its reasonable use by Buyer’s skilled personnel without reliance on the special knowledge or memory of others. The Technical Documentation also includes any programs (including compilers), “workbenches,” tools and higher level (or “proprietary”) languages necessary for the reasonable development, support, maintenance, enhancement and implementation of the Software Programs.
     (o) Except as expressly set forth on Schedule 2.15(o) of the Company Disclosure Schedule as of the date hereof, none of the Software Programs have been developed using or use, embed or incorporate in the Software Programs any computer software or programs that are subject to any “open source,” “copyleft,” or other similar types of license terms, including but not limited to, any GNU General Public License, GNU Lesser General Public Library, Library General Public License, Lesser General Public License, Mozilla license, Berkeley Software Distribution license, Open Source Initiative license, MIT, Apache, and/or Public Domain licenses, or any other “open source” or freeware type licenses.
     Section 2.16. Software Contracts.
     (a) The Company has made available to Buyer all licenses of the Software Programs granted by the Company or any of its Subsidiaries to other parties (the “Licenses”), other than shrink-wrap or click-wrap agreements, and other than Licenses that accounted for less than $100,000.00 of the Company’s consolidated revenues for the year ended December 31, 2005. All such contracts constitute only end-user agreements, each of which grants the end user thereunder principally the nonexclusive right and license to use an identified Software Program and related user documentation in the form of software object code.

     (b) Schedule 2.16(b) of the Company Disclosure Schedule sets forth, as of the date hereof, an accurate and complete list of all contracts, agreements, licenses, or other commitments or arrangements in effect with respect to the marketing, remarketing, distribution, licensing or promotion of (i) the Software Programs or any other Technical Documentation or the Company Intellectual Property by any independent salesperson, distributor, sublicensor or other remarketer or sales organization or (ii) any third party’s software products by the Company or any of its Subsidiaries (the “Marketing Agreements”).
     (c) Schedule 2.16(c) of the Company Disclosure Schedule sets forth an accurate and complete list as of the date hereof of all contracts, agreements, licenses, or other commitments or arrangements that (i) require or relate to any escrow, disclosure, and/or provision or transfer, whether or not contingent on any event, of all or any portion of any Source Code of any of the Software Programs or (ii) grant to any third Person any exclusive rights, whether or not limited in time or territory, with respect to any of the Software Programs and/or any of the Company Intellectual Property. None of the Source Code of any of the Software Programs has been released or provided by an escrow agent or the like to any Persons.
     Section 2.17. Certain Contracts.
     (a) Schedule 2.17(a) of the Company Disclosure Schedule contains a complete and accurate list, as of the date hereof, of each of the following contracts, agreements or instruments (whether oral or written), other than In-Bound Licenses, Licenses, or Marketing Agreements, to which the Company or any of its Subsidiaries is a party or to which any of them or any of their properties is bound, copies of each of which have been provided to Buyer:
     (i) any agreement involving payments by or to the Company or any of its Subsidiaries in excess of $100,000;
     (ii) any agreement under which the Company or any of its Subsidiaries has agreed to indemnify any third Person in any manner, including with respect to, or to share the Tax liability of any third Person, excluding pursuant to commercial agreements with respect to the sale, licensing of products or the provision of services by the Company;
     (iii) any agreement or commitment to make a capital expenditure or to purchase a capital asset in excess of $100,000 by or on behalf of the Company or any of its Subsidiaries;
     (iv) any power of attorney (other than powers of attorney given in the ordinary course of business with respect to routine export, Tax or securities matters);
     (v) any bond, indenture, note, loan or credit agreement or other agreement relating to the borrowing of money or to the direct or indirect guarantee or assumption of the obligations of any other Person for borrowed money;
     (vi) any agreement limiting or restricting the freedom of the Company or any of its Subsidiaries (A) to engage in any line of business, (B) to own, operate, sell, transfer, pledge or otherwise dispose of or encumber any asset, (C) to compete with any Person or (D) to engage in any business or activity in any geographic region;

     (vii) any lease or similar agreement under which the Company or any of its Subsidiaries is the lessor of, or makes available for use by any third Person, any tangible personal property owned by the Company or any of its Subsidiaries, in each case for an annual rent in excess of $50,000;
     (viii) any joint venture or partnership (or other ownership arrangement) agreements;
     (ix) any agreement that contains restrictions with respect to the payment of dividends or any other distribution in respect of such Person’s Shares or the purchase, redemption or other acquisition of any such Shares;
     (x) any agreement relating to the acquisition or divestiture by the Company or any of its Subsidiaries of Shares, assets or business of any Person, which provides for consideration or payments in excess of $100,000 and is not made in the ordinary course of business;
     (xi) any agreement containing provisions applicable upon a change of control of the Company or providing for retention or severance payments;
     (xii) any exclusive license, sales, distributorship or similar agreement relating to the products sold or services provided by such Person, including without limitation the Software Programs that provide for any exclusivity as to time, territory, customer(s), or field of use;
     (xiii) any employment, consulting, management or independent contractor agreement between the Company or any of its Subsidiaries and any Person providing for annual payments to such Person in excess of $100,000;
     (xiv) any exclusive license to any intellectual property rights of or to the Company or any of its Subsidiaries;
     (xv) any agreement or commitment presently in effect between the Company or any of its Subsidiaries, on the one hand, and the present or former officers, directors or holders of 5% or more of the outstanding Shares of the Company or any of its Subsidiaries, on the other hand; and
     (xvi) any outstanding loan, advance or investment by the Company or any of its Subsidiaries to or in any Person, or any agreement or commitment relating to the making of any such loan, advance or investment (excluding trade receivables and advances to employees for normally incurred business expenses each arising in the ordinary course of business consistent with past practice).
     (b) Except as set forth in Schedule 2.17(b) of the Company Disclosure Schedule, with respect to each Contract (as defined below): (i) as of the date hereof, such Contract is in full force and effect and is valid and enforceable in accordance with its terms, except as enforcement hereof may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar Laws relating to or affecting the enforcement of creditors’ rights generally and legal principles of general applicability governing the availability of equitable remedies (whether considered in a proceeding in equity or at law or under applicable legal codes; (ii) neither the Company nor any of its Subsidiaries is in breach or default thereof, nor have the Company or any of its Subsidiaries received notice that the Company or any of its Subsidiaries is in breach or default thereof; and (iii) to the Company’s Knowledge, no event has occurred which, with notice, or lapse of time or both, would constitute a breach or default thereof by the Company or any of its Subsidiaries or, to the Knowledge of the Company, by any other party thereto or would permit termination, modification, or acceleration thereof by any other party thereto. Except as set forth in Schedule 2.17(b) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to any oral contract, agreement, or other arrangement which, if reduced to written form, would be required to be listed in Schedule 2.17(a) of the Company Disclosure Schedule under the terms of this Section 2.17. The Company has provided to Buyer an accurate description of each oral contract, agreement or other arrangement set forth in Schedule 2.17(b) of the Company Disclosure Schedule.
     (c) Each contract, arrangement, commitment or understanding of any type or form required to be set forth in Schedules 2.15(a), 2.15(m), 2.15(o), 2.16(a), 2.16(b), 2.16(c), 2.17(a) or 2.17(b) of the Company Disclosure Schedule, whether or not set forth in such Schedules, is referred to herein as a “Contract.”
     Section 2.18. Related Party Transactions. Except as set forth in Schedule 2.18 of the Company Disclosure Schedule, to the Knowledge of the Company, no officer, director or holder of 5% or more of the outstanding Shares of the Company or any of its Subsidiaries (or any Affiliate of such officer, director or holder) owns or holds, directly or indirectly, any interest in (excepting holdings solely for passive investment purposes of securities of publicly held and traded entities constituting less than 5% of the equity of any such entity), or is an officer, director, employee or consultant of any Person that is, a competitor, lessor, lessee, customer or supplier of the Company or any of its Subsidiaries or which conducts a business similar to any business conducted by the Company or any of its Subsidiaries. To the Knowledge of the Company, no officer, director or holder of 5% or more of the outstanding Shares of the Company or any of its Subsidiaries (or any Affiliate of such officer, director or holder) (or equivalent position) of the Company or any of its Subsidiaries (a) has any claim, charge, action or cause of action against the Company or any of its Subsidiaries, except for claims for reasonable unreimbursed travel or entertainment expenses, accrued vacation pay or accrued salary and bonus, accrued benefits under any employee benefit plan existing on the date hereof, (b) has made, on behalf of the Company or any of its Subsidiaries, any payment or commitment to pay any commission, fee or other amount to, or to purchase or obtain or otherwise contract to purchase or obtain any goods or services from, any other Person of which any officer or director of the Company or any of its Subsidiaries is a partner, member or stockholder (except holdings solely for passive investment purposes of securities of publicly held and traded entities constituting less than 5% of the equity of any such entity), (c) owes any money to the Company or any of its Subsidiaries or (d) has any interest in any property, real or personal, tangible or intangible, used in or pertaining to the business of the Company or any of its Subsidiaries.
     Section 2.19. Accounts Receivable. Except as set forth in Schedule 2.19 of the Company Disclosure Schedule, all outstanding accounts, notes and loans receivable reflected on the most recent balance sheet included in the Financial Statements or accrued after the date thereof and prior to the Closing are due and valid claims against account debtors for goods or services delivered or rendered, collectible in accordance with past experience, and subject to no defenses, offsets or counterclaims, except to the extent reserved against on the most recent balance sheet included in the Financial Statements in accordance with GAAP. Neither the Company nor any of its Subsidiaries has any obligation pursuant to any rule or regulation of any Governmental Authority (whether in bankruptcy or insolvency proceedings or otherwise) to repay, return, refund or forfeit any receivables previously collected. Except as set forth in Schedule 2.19 of the Company Disclosure Schedule, all receivables of the Company and its Subsidiaries arose in the ordinary course of business, none of the obligors of such receivables have refused or given notice that it refuses to pay the full amount thereof and none of the obligors of such receivables is an Affiliate of the Company or any of its Subsidiaries. Except as set forth in Schedule 2.19 of the Company Disclosure Schedule, no receivables of the Company or its Subsidiaries are subject to prior assignment or Lien other than Permitted Liens. Except as reflected on the most recent balance sheet included in the Financial Statements, neither the Company nor any of its Subsidiaries has incurred any liabilities to customers for discounts, returns, promotional allowances or otherwise.
     Section 2.20. Bank Accounts; Investments; Derivative Transactions.
     (a) Schedule 2.20(a) of the Company Disclosure Schedule sets forth as of the date hereof the names and addresses of all banks, trust companies, savings and loan associations and other financial institutions at which the Company or any of its Subsidiaries maintains an account, deposit, safe deposit box, lock box or other arrangement for the collection of accounts receivable or line of credit or other loan facility relationship or accounts of any nature and the names of all Persons authorized to draw thereon, make withdrawals therefrom or have access thereto.
     (b) Schedule 2.20(b) of the Company Disclosure Schedule sets forth as of the date hereof an accurate and complete list of all deposit accounts, debt or equity securities and other investments owned, Beneficially or of record, by the Company and any of its Subsidiaries (“Investments”). The Company and its Subsidiaries have good and marketable title to all of the Investments.
     (c) Neither the Company nor any of its Subsidiaries has any outstanding obligations in respect of a derivative transaction including, but not limited to, any foreign exchange transaction.
     Section 2.21. Improper Payments. Neither the Company nor any of its Subsidiaries has, nor has any director, officer or employee of the Company or any of its Subsidiaries, directly or indirectly used funds or other assets of the Company or any of its Subsidiaries, or made any promise or undertaking in such regards, for (a) illegal contributions, gifts, entertainment or other expenses relating to political activity, (b) illegal payments to or for the benefit of governmental officials or employees, whether domestic or foreign, (c) illegal payments to or for the benefit of any Person, firm, corporation or other entity, or any director, officer, employee, consultant, agent or representative thereof, (d) the establishment or maintenance of a secret or unrecorded fund, or (e) participated in or co-operated with an international boycott as defined in Section 999 of the Code.

     Section 2.22. Environmental, Health and Safety. The Company and its Subsidiaries have complied in all material respects with all applicable Laws of Governmental Authorities concerning the environment, public health and safety, and employee health and safety, and no claim, action, suit, litigation, proceeding or investigation has been filed or commenced against the Company or any of its Subsidiaries alleging any failure to comply with any such Laws. Neither the Company nor any of its Subsidiaries has any liability under any applicable Law of any Governmental Authority or common law remedy concerning the release or threatened release of hazardous substances, public health and safety, or pollution or protection of the environment. To the Company’s Knowledge, neither the Company nor any of its Subsidiaries has exposed any Person to any substance or condition that could form the basis for any liability for any illness of or personal injury to such Person.
     Section 2.23. Customer List. The Company has provided to Buyer a complete and accurate list of all customers of the Company and its Subsidiaries since January 1, 2005 and until December 31, 2005 which generated revenues in excess of $100,000 during such period. Except as set forth in Schedule 2.23 of the Company Disclosure Schedule as of the date hereof, none of such customers has notified the Company that it has terminated or intends to terminate its Licenses with the Company or any of its Subsidiaries.
     Section 2.24. Brokers. Except for Thomas Weisel Partners, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.
     Section 2.25. Product Liability. Except as listed on Schedule 2.25 of the Company Disclosure Schedule, the Company and its Subsidiaries have not given or made any warranties to third parties with respect to any products sold by them, except for the warranties imposed by the provisions of the Licenses and applicable Law. Except as listed on Schedule 2.25 of the Company Disclosure Schedule, the Company has no Knowledge of any present claim against the Company not fully covered by insurance for product liability on account of any express or implied warranty.
     Section 2.26. Books and Records. All books and records relating to the ownership and operation of the Company and its Subsidiaries are located at the premises of the Company and its Subsidiaries, have been maintained substantially in accordance with applicable Law, and comprise all of the books and records relating to the ownership and operation of the Company and its Subsidiaries and their respective assets.
     Section 2.27. Grants and Benefits. Schedule 2.27 of the Company Disclosure Schedule provides a complete list as of the date hereof of all pending and outstanding grants, incentives and subsidies, and applications therefor (collectively, “Grants”) from the government of the State of Israel or any agency thereof, or from any foreign governmental or administrative agency, granted to the Company or any of its Subsidiaries, including, without limitation, (i) Approved Enterprise Status from the Investment Centre and (ii) grants from the Office of the Chief Scientist (the “OCS”). The Company provided to Buyer, prior to the date hereof, true and correct copies of all documents evidencing Grants submitted by the Company or any of its Subsidiaries and all letters of approval, and supplements thereto, granted to the Company or any of its Subsidiaries. Schedule 2.27 of the Company Disclosure Schedule includes the aggregate amounts of each Grant, and the aggregate outstanding obligations thereunder of the Company or any of its Subsidiaries with respect to royalties, or the outstanding amounts to be paid by the OCS to the Company or any Subsidiary. Except as set forth on Schedule 2.27 of the Company Disclosure Schedule, the Company or such Subsidiary, as appropriate, is in compliance, in all material respects, with the terms and conditions of their respective Grants and has duly fulfilled, in all material respects, all the undertakings relating thereto. The Company is not aware of any event or other set of circumstances which might lead to the revocation or material modification of any of the Grants.
     Section 2.28. No Misleading Statements. The representations and warranties included in this Article II along with the Company Disclosure Schedule, when taken together, do not include any untrue statement of a material fact and do not omit to state any material fact necessary to make the statements contained herein or therein, in light of the circumstances under which they were made, not misleading.
ARTICLE III
REPRESENTATIONS AND WARRANTIES
REGARDING BUYER AND GUARANTOR
     Buyer and Guarantor hereby represent and warrant to the Company that as of the date hereof and as of the Closing Date:
     Section 3.01. Organization and Qualification. Buyer is a corporation duly organized, validly existing and in good standing under the Laws of the State of Israel and Guarantor is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware.
     Section 3.02. Authority. Buyer and Guarantor have all requisite corporate power and authority to execute and deliver this Agreement, to perform their obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Buyer and Guarantor and the consummation by Buyer and Guarantor of the transactions contemplated hereby have been duly authorized by all necessary corporate action and no other corporate proceedings on the part of Buyer or Guarantor are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by Buyer and Guarantor and, assuming the due authorization, execution and delivery hereof by the Company, constitutes the legal, valid and binding obligation of Buyer and Guarantor enforceable against Buyer and Guarantor in accordance with its terms, except as enforcement hereof may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar Laws relating to or affecting the enforcement of creditors’ rights generally and legal principles of general applicability governing the availability of equitable remedies (whether considered in a proceeding in equity or at law or under applicable legal codes).

     Section 3.03. No Conflict; Required Filings and Consents.
     (a) Assuming that Buyer and Guarantor Approvals (as defined in Section 3.03(b)) have been obtained and the filings and notifications described in Section 3.03(b) have been made, the execution and delivery of this Agreement by Buyer and Guarantor does not, and the consummation of the transactions contemplated hereby will not (i) conflict with or violate the charters, bylaws or equivalent organizational documents, in each case as amended or restated, of Buyer and Guarantor, (ii) conflict with or violate any Laws applicable to Buyer or Guarantor or any of Buyer’s or Guarantor’s Subsidiaries or by which any of their respective assets or properties is bound or subject, or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or require payment under, or result in the creation of a Lien on any of the properties or assets of Buyer or Guarantor or any of Buyer’s or Guarantor’s Subsidiaries pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Buyer or Guarantor or any of Buyer’s or Guarantor’s Subsidiaries is a party or by or to which Buyer or Guarantor or any of Buyer’s or Guarantor’s Subsidiaries or any of their respective assets or properties is bound or subject, except for any such conflicts or violations described in clause (ii) or breaches, defaults, events, rights of termination, amendment, acceleration or cancellation or Liens described in clause (iii) that would not reasonably be expected to materially and adversely effect the ability of Buyer or Guarantor to perform its obligations under this Agreement.
     (b) The execution and delivery of this Agreement by Buyer and Guarantor does not, and the consummation of the transactions contemplated hereby will not, require Buyer or Guarantor or any of Buyer’s or Guarantor’s Subsidiaries to obtain any consent, license, permit, approval, waiver, authorization or order of (the “Buyer and Guarantor Approvals”), or to make any filing with or notification to, any Governmental Authority or third Person, except where the failure to obtain such Buyer and Guarantor Approvals, or to make such filings or notifications, would not reasonably be expected to materially and adversely effect the ability of Buyer or Guarantor to perform its obligations under this Agreement.
ARTICLE IV
COVENANTS
Section 4.01. Affirmative Covenants.
     (a) The Company hereby covenants and agrees that, prior to, or conditioned upon, the Closing, unless otherwise expressly contemplated by this Agreement or consented to in writing by Buyer, it will, and will cause each of its Subsidiaries to (i) operate its business in the usual and ordinary course consistent with past practices and (ii) use commercially reasonable efforts to preserve substantially intact its business organization, maintain its rights and franchises, retain the services of its respective officers and key employees and consultants and maintain its relationships and goodwill with its suppliers, customers, distributors, licensors, licensees and other Persons doing business with it.
     (b) The Company hereby covenants and agrees that prior to, or conditioned upon, the Closing, it shall take all steps necessary and appropriate under the terms of the Option Plans and applicable Laws to cause the exercise, cancellation or termination (as applicable), effective no later than the Closing Date, of all the outstanding rights to acquire Shares of the Company pursuant to the Option Plans (such rights, collectively or individually as the context requires “Options” or each an “Option”). In this regard, at the appropriate time(s) prior to the Closing, in accordance with the terms of the Option Plans (as may be modified to provide for the Cashless Exercise set forth below) and applicable Law, the Company shall take the following steps: (1) provide all notice and exercise rights required to be provided prior to the Closing to the holders of rights to acquire the Company’s Shares under the Option Plans (the “Option Holders”) pursuant to the respective terms of such Option Plans and applicable Laws, (2) obtain the Option Holders’ consent to the termination of all Options and Option Plans to the extent required under the terms of the respective Option Plans and/or applicable Laws or otherwise if deemed appropriate by the Company, and (3) take any and all such other steps as may be required under the terms of the Option Plans and applicable Laws or as the Company shall deem advisable to effect such exercise, cancellation or termination. Any Options that have not been exercised prior to the Closing and where the Purchase Price Per Share (as such amount is calculated pursuant to Section 1.03(b) of this Agreement) exceeds the per Share exercise price shall be subjected to cashless exercise in connection with the Closing (such cashless exercise, the “Cashless Exercise” and all Option Holders who shall have exercised their Options pursuant thereto, the “Exercising Option Holders”). Upon such Cashless Exercise each Option shall be deemed to have been exercised for the number of Shares of the Company covered by such Option with the exercise price under the Option reduced from the Purchase Price Per Share as set forth in Section1.03. Any notices and exercise rights may be made contingent on the occurrence of the Closing and shall apply to the Options to the extent vested under the terms of the Option Plans and any applicable agreements thereunder taking into account the transactions contemplated by this Agreement. The Company further covenants and agrees that it will cause the appropriate Taxes to be withheld and paid (unless appropriate exemptions shall have been obtained by the Option Holder, as established to the reasonable satisfaction of the Company and Buyer), and it will comply with all reporting requirements to Governmental Authorities and Option Holders, with regard to any income that may be realized upon the exercise of any and all of the Options. The Company shall cause each Option Plan to be terminated effective as of the Closing Date and immediately following the exercise, termination and/or cancellation of the Options contemplated by the preceding provisions of this paragraph. The Company shall take any such other steps as may be necessary or appropriate to ensure that immediately prior to the Closing the holders of all then outstanding Options shall have exercised their Options on a cashless basis and the only rights of the Option Holders in respect of their Options outstanding immediately prior to the Closing shall be entitled to receive, pursuant to Section 1.03 of this Agreement, the Purchase Price per Share, net of the exercise price, for each Share of the Company isuable pursuant to their Cashless Exercise.
     (c) The Company hereby covenants and agrees that at least three (3) Business Days prior to the Closing, the Company shall hold a general or special meeting of its shareholders to ratify the appointment of the Sellers’ Representative.
     Section 4.02. Negative Covenants. Except as expressly contemplated by this Agreement or in Schedule 4.02 of the Company Disclosure Schedule, or otherwise consented to in writing by either Chris Chaffin, Gordon Richardson or Lisa McDowell on behalf of Buyer (which consent shall not be unreasonably withheld), from the date of this Agreement until the Closing, the Company shall not do, and the Company will not permit any of its Subsidiaries to do, any of the foregoing:
     (a) (i) increase the compensation payable to or to become payable to or grant any bonuses to any present or former director, consultant, officer or employee of the Company or any of its Subsidiaries; (ii) grant any severance or termination pay; (iii) enter into or amend any employment, consulting, severance, termination or other similar agreement or arrangement with any present or former director, consultant, officer or employee of the Company or any of its Subsidiaries; (iv) establish, adopt or enter into any employee benefit plan or arrangement; (v) amend, or take any other actions to increase the amount of, or accelerate the payment or vesting of, any benefit or amount under any Benefit Plan or any of the plans, programs, agreements, policies or other arrangements described in Section 2.10(d) of this Agreement or (vi) make any loan to any present or former director, consultant, officer or employee of the Company or any of its Subsidiaries; except in each case (1) as required by any contract, agreement or other legal obligation of the Company or any of its Subsidiaries existing on the date of this Agreement or (2) as required by applicable Law;
     (b) declare, set aside or pay any dividend on, or make any other distribution in respect of, any outstanding Shares of the Company or any of its Subsidiaries, except for dividends or other distributions by a wholly owned Subsidiary of the Company to the Company or another wholly owned Subsidiary of the Company;
     (c) except in connection with any cancellation or termination of Options as contemplated pursuant to this Agreement, (i) directly or indirectly redeem, purchase or otherwise acquire, or offer to redeem, purchase or otherwise acquire, any outstanding Shares of the Company or any of its Subsidiaries; (ii) effect any reorganization or recapitalization; or (iii) split, combine or reclassify any of the Shares of the Company or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for, such Shares;
     (d) except in connection with the grant or exercise of Options as contemplated pursuant to this Agreement, offer, issue, deliver, grant or sell, or authorize or propose the offering, issuance, delivery, grant or sale (including the grant of any Liens or limitations in voting rights) of, (A) any Shares of the Company or any of its Subsidiaries or (B) any securities convertible into or exchangeable for, or any rights, warrants or options to acquire any such Shares;
     (e) (i) merge, consolidate, combine or amalgamate with any Person or dissolve or liquidate, (ii) acquire or agree to acquire, by merging or consolidating with, purchasing Shares of, or purchasing all or a portion of the assets of, or in any other manner, any business or any Person or otherwise acquire or agree to acquire any assets of any other Person (other than the purchase of assets from suppliers or vendors in the ordinary course of business consistent with past practice) or (iii) make any loans, advances or capital contributions to, or investments in, any Person except for loans, advances and capital contributions (A) to any wholly owned Subsidiary of the Company, (B) pursuant to and in accordance with the terms of any legal obligation existing as of the date of this Agreement, or (C) to employees for advances made in the ordinary course of business and consistent with past practices;

     (f) sell, transfer, lease, exchange or otherwise dispose of, whether by merging, consolidating or in any other manner, or grant any Lien (other than Permitted Liens) with respect to any properties or assets of the Company or any of its Subsidiaries (other than through licensing permitted by Section 4.02(g) hereof), except for sales of (i) inventories and assets in the ordinary course of business consistent with past practice and (ii) worn out or obsolete property in the ordinary course of business consistent with past practice;
     (g)      (i) transfer, assign, pledge, convey, or grant any ownership interest or any exclusive license or rights to any Company Intellectual Property; (ii) grant any material nonexclusive licenses to any Company Intellectual Property except those in the ordinary course of business consistent with past practice; (iii) take any action that would, or fail to take any action the failure of which would, directly or indirectly cause any of the Company Intellectual Property to enter the public domain or otherwise adversely affect the Company Intellectual Property, or its validity or enforceability; (iv) license to any Person, or otherwise extend, amend or modify any Person’s rights to, any of the Company Intellectual Property or any of the Software Programs, other than in the ordinary course of business consistent with past practice; or (v) disclose or provide any of the Source Code for any Software Programs to anyone except employees, escrow agents and contractors of the Company and its Subsidiaries who have signed a written agreement imposing a duty of confidence with respect to such Source Code; (vi) use, whether in development or otherwise, embed or incorporate in the Software Programs any computer software or programs that are subject to any “open source,” “copyleft,” or other similar types of license terms, including but not limited to, any GNU General Public License, GNU Lesser General Public Library, Library General Public License, Lesser General Public License, Mozilla license, Berkeley Software Distribution license, Open Source Initiative license, MIT, Apache, and/or Public Domain licenses, or any other “open source” or freeware type licenses that are not already licensed and being used or expand the use of any of the above licenses; (vii) place into escrow any additional Source Code other than in the ordinary course of business; or (viii) permit any Source Code to be released from an escrow;
     (h) adopt or propose any amendments to the Company’s or its Subsidiaries’ charter, bylaws or similar organizational documents;
     (i) change any of the Company’s methods of accounting in effect at December 31, 2005, except to the extent required to comply with GAAP, (ii) make or rescind any election relating to Taxes, (iii) settle or compromise any material claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes or (iv) change any of the Company’s methods of reporting income or deductions for Tax purposes from those employed in the preparation of the Tax returns for the taxable year ending December 31, 2004, except, in each case, as may be required by Law;
     (j) incur, create, assume, guarantee or otherwise become liable for any obligation for borrowed money, purchase money indebtedness or any obligation of any other Person, whether or not evidenced by a note, bond, debenture, guarantee, indemnity or similar instrument, except for (i) additional borrowings under credit lines existing at the date of this Agreement not exceeding $100,000 in the aggregate, (ii) trade payables incurred in the ordinary course of business consistent with past practice, and (iii) indebtedness to any wholly owned Subsidiary of the Company;

     (k) make or commit to make any capital expenditures in excess of $250,000 in the aggregate;
     (l) pay, discharge, settle or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise) prior to the same being due in excess of $200,000 in the aggregate, other than pursuant to mandatory terms of any agreement, understanding or arrangement as in effect on the date hereof;
     (m) enter into any material arrangement or contract with any third Person that provides for an exclusive arrangement with that third Person or is substantially more restrictive on the Company or any of its Subsidiaries or substantially less advantageous to the Company or any of its Subsidiaries than arrangements or contracts existing on the date hereof;
     (n) (A) enter into, renew, modify, amend or terminate any Contract, or waive, delay the exercise of, release or assign any material rights or claims thereunder except in the ordinary course of business consistent with past practice or (B) enter into or amend in any material manner any contract, agreement or commitment with any former or present director, consultant, officer or employee of the Company or any of its Subsidiaries or with any Affiliate of any of the foregoing Persons except to the extent permitted under Section 4.02(a);
     (o) take or cause to be taken any action that could reasonably be expected to delay or adversely affect the consummation of the transactions contemplated hereby or that could reasonably be expected to result in any of the representations and warranties contained in Article II becoming untrue or inaccurate in any material respect;
     (p) enter into any new line of business; or
     (q) agree in writing or otherwise to do any of the foregoing.
     Section 4.03. Access and Information. The Company shall, and the Company shall cause each of its Subsidiaries to (i) afford to Buyer and Buyer’s officers, directors, employees, accountants, consultants, legal counsel, agents and other representatives (collectively, the “Buyer Representatives”) reasonable access at reasonable times upon reasonable prior notice, to the officers, employees, agents, properties, offices, facilities, books and records of the Company and its Subsidiaries and (ii) furnish promptly to Buyer and the Buyer Representatives such information concerning the business, properties, contracts, records and personnel (including, without limitation, financial, operating and other data and information) of the Company and each of its Subsidiaries as may be reasonably requested, from time to time, by Buyer. Buyer shall treat all information obtained from the Company as Proprietary Information (as such term is defined in the Confidentiality Agreement) and Buyer shall continue to honor, and cause the Buyer Representatives to honor, its obligations thereunder. Buyer shall not contact or initiate or engage in discussions relating to the transactions contemplated by this Agreement with any customer, vendor or lessor of the Company without the prior written consent of the Company.

ARTICLE V
ADDITIONAL AGREEMENTS
     Section 5.01. Appropriate Action; Consents; Filings.
     (a) The Company and Buyer will each cooperate with each other and use (and the Company will cause each of its Subsidiaries to use) commercially reasonable efforts (i) to take, or to cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under the Agreement, applicable Law or otherwise to consummate and make effective the transactions contemplated by this Agreement, including, but not limited to, soliciting and encouraging each holder of Shares to execute and return the Acceptance promptly, (ii) to obtain from any Governmental Authorities any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained and to make any filings with or notifications or submissions to any Governmental Authority (other than described in the following clause (iii)) required to be made by such Person in connection with the authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, (iii) to make all necessary filings, and make any other required submissions, with respect to this Agreement, that are necessary, proper or advisable under applicable Law or otherwise are reasonably required to obtain, the Company Approvals set forth in Schedule 2.05(b) to the Company Disclosure Schedule and the Buyer Approvals.
     (b) The Company and Buyer agree to cooperate and use commercially reasonable efforts (and the Company will cause each of its Subsidiaries to cooperate and use commercially reasonable efforts) to contest and resist, any action, including legislative, administrative or judicial action, and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order (whether temporary, preliminary or permanent) of any Governmental Authority that is in effect and that restricts, prevents or prohibits the consummation of the transactions contemplated by this Agreement. If any action, request or motion for an order of a Court of competent jurisdiction ruling against the Compulsory Acquisition is filed by any Dissenting Holder(s), then the Company hereby covenants and agrees that it will contest, resist, challenge and defend against any such action, request or motion, and if such an order is imposed, then the Company shall use all commercially reasonable efforts to have the order removed prior to the date set forth in Section 8.01(f). Expenses related thereto or arising therefrom shall be borne by Sellers and not by the Company, and all fees, costs and awards recovered therefrom shall belong to Sellers. Notwithstanding anything herein to the contrary, nothing in this Agreement will be deemed to require Buyer or any of its Subsidiaries to agree to, or permit the Company or any of its Subsidiaries, to agree to any divestiture (including, without limitation, through a licensing agreement) of any business, assets or property, or the imposition of any limitation on the ability of any of them to conduct their business or to own or exercise control of such business, assets or properties.
     (c) The Company will give (and the Company will cause any applicable Subsidiary of the Company to give) any notices to third Persons, and use (and the Company will cause any applicable Subsidiary of the Company to use) commercially reasonable efforts to obtain any consents from third Persons (A) necessary, proper or advisable to consummate the transactions contemplated by this Agreement, (B) otherwise required under any contracts, licenses, leases or other agreements in connection with the consummation of the transactions contemplated hereby or (C) required to prevent a Material Adverse Effect from occurring prior to or after the Closing. If any party fails to obtain any such consent from a third Person, the Company will (and the Company will cause each of its Subsidiaries to) use commercially reasonable efforts and will take any such actions reasonably requested by Buyer, to limit the adverse effect upon the Company and its Subsidiaries and Buyer, and their respective businesses, from the failure to obtain such consent.
     (d) The Company will give prompt notice to Buyer upon becoming aware of (i) any notices, complaints, investigations or hearings (or communications indicating that the same may be contemplated) of any Governmental Authorities with respect to the transactions contemplated hereby or the business of the Company or any of its Subsidiaries, (ii) any notices or other communications from any third Persons alleging that the consent of such Person is or may be required with respect to the transactions contemplated hereby, (iii) the institution or the threat of material litigation involving the Company or any of its Subsidiaries, or (iv) any event or condition that might reasonably be expected to cause any of the representations or warranties set forth in Article II not to be true and correct at the Closing or of any other change that might reasonably be expected to cause a breach of the covenants of the Company under this Agreement or to delay or impede the consummation of the transactions contemplated by this Agreement or the ability of the Company to fulfill its obligations set forth herein. No delivery of any notice pursuant to clause (iv) of this Section 5.01(d) shall cure any breach of any representation or warranty of the Company or otherwise limit or affect the remedies available hereunder to Buyer.
     (e) Buyer and Guarantor will give prompt notice to the Company upon becoming aware of (i) any notices, complaints, investigations or hearings (or communications indicating that the same may be contemplated) of any Governmental Authorities with respect to the transactions contemplated hereby, or (ii) any notices or other communications from any third Persons alleging that the consent of such Person is or may be required with respect to the transactions contemplated hereby, or (iii) any event or condition that might reasonably be expected to cause any of the representations or warranties set forth in Article III not to be true and correct at the Closing or that might reasonably be expected to cause a breach of the covenants of Buyer or Guarantor under this Agreement, in each case delaying or impeding the consummation of the transactions contemplated by this Agreement or the ability of Buyer or Guarantor to fulfill their obligations set forth herein.
     Section 5.02. Public Announcements. The Company shall consult with Buyer and Buyer shall consult with the Company before issuing any press release or otherwise making any public statements with respect to this Agreement and the transactions contemplated hereby and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by Law.
     Section 5.03. Further Assurances. In case at any time any further action is necessary or desirable to carry out the purposes of this Agreement, each of the parties hereto will take such further action (including the execution and delivery of such further instruments and documents) as any other party reasonably may request, all at the sole cost and expense of the requesting party (unless the requesting party is entitled to indemnification thereof under Article VII).
     Section 5.04. No Solicitation.

     (a) The Company and each of its Subsidiaries and Affiliates shall not, directly or indirectly, through any officer, director, employee, representative or agent of the Company or any of its Subsidiaries or otherwise (and it shall cause such officers, directors, employees, representatives and agents not to, directly or indirectly), (i) solicit, initiate, resume, facilitate or encourage any inquiries or proposals that constitute, or could reasonably be expected to lead to, an Acquisition Proposal (as defined below) or (ii) engage in negotiations or discussions concerning, or provide any non-public information or access to its employees or facilities to any Person or enter into any agreement relating to, any Acquisition Proposal. For purposes of this Agreement, “Acquisition Proposal” means any inquiry, proposal or offer from any Person relating to any direct or indirect acquisition or purchase of any assets or business that constitutes 20% or more of the net revenues, net income or the assets of the Company and its Subsidiaries, taken as a whole, or 20% or more of any class of equity securities of the Company or any of its Subsidiaries, any tender offer or exchange offer that, if consummated, would result in any Person beneficially owning 20% or more of any class of equity securities of the Company or any of its Subsidiaries, or any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its Subsidiaries, other than the transactions contemplated by this Agreement.
     (b) The Company agrees that as of the date of this Agreement, it and its Subsidiaries shall immediately cease and cause to be terminated any existing, direct or indirect, activities, discussions or negotiations with any Person (other than with Buyer or its representatives) conducted heretofore with respect to any Acquisition Proposal. The Company shall notify Buyer promptly (but in any case within twenty-four (24) hours) after receipt by them (or their advisors) of any Acquisition Proposal or any request for nonpublic information in connection with an Acquisition Proposal or for access to the properties, books or records of the Company or any of its Subsidiaries by any Person that informs the Company that it is considering making, or has made, an Acquisition Proposal. The Company shall provide Buyer the material terms of any proposal or inquiry that it may receive in respect of any such Acquisition Proposal or inquiry, including the identity of the Person making the Acquisition Proposal or inquiry, and shall furnish to Buyer a copy of any such proposal or inquiry, if it is in writing, or a written summary of any such proposal or inquiry, if it is not in writing, and such other details of the proposal or inquiry as Buyer may reasonably request. The Company shall keep Buyer fully informed on a current basis (and in any event within 24 hours) of all developments and the status of any Acquisition Proposal or any request for nonpublic information in connection with any Acquisition Proposal or for access to the properties, books or records of the Company or any of its Subsidiaries by any Person or entity that is considering making, or has made, an Acquisition Proposal. The Company shall provide Buyer with copies of all documents received from any Person or entity that is considering making or has made an Acquisition Proposal.

     Section 5.05. Retention Program. Promptly after the execution of this Agreement, Buyer agrees to convey to the key employees of the Company a retention program to be implemented after the Closing in a form reasonably acceptable to the Company.
ARTICLE VI
CONDITIONS
     Section 6.01. Conditions to Obligations of Each Party. The respective obligations of each party to effect the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Closing of the following conditions, any or all of which may be waived in writing by the parties hereto:
     (a) No Order. No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) that is in effect and has the effect of making the transactions contemplated hereby illegal or otherwise prohibiting consummation of the transactions contemplated hereby.
     (b) Government Consents. The permits, approvals, filings and consents required to be obtained or made prior to the consummation of the transactions contemplated by this Agreement under applicable federal laws of the United States or the Laws of the State of Israel shall have been obtained or made, as the case may be, and all such regulatory approvals shall be in full force and effect.
     Section 6.02. Additional Conditions to Obligations of Buyer and Guarantor. The obligations of Buyer to effect the transactions contemplated hereby and the obligations of the Guarantor hereunder are also subject to the satisfaction at or prior to the Closing of the following conditions, any or all of which may be waived in writing by Buyer:
     (a) Representations and Warranties.
     (i) Each of the representations and warranties contained in Article II of this Agreement (other than Section 2.04(a)) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent that such representations and warranties specifically relate to a specified date, in which case such representations and warranties shall be true and correct in all respects as of such specified date), except for failures of any such representations or warranties to be true and correct that, individually or in the aggregate, have not had and could not reasonably be expected to have a Material Adverse Effect. The representations and warranties contained in Section 2.04(a) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date. For purposes of this Section 6.02(a)(i), “Material Adverse Effect” means any change, effect, event or occurrence, that taken as a whole, individually or in the aggregate, has resulted or could reasonably be expected to result in Damages in excess of Eighteen Million Dollars ($18,000,000.00). Buyer shall have received a certificate to such effect, dated the Closing Date, of the Chief Executive Officer and the Chief Financial Officer of the Company.

     (ii) Each of the representations and warranties contained in Section 3 (other than Section 3.01 of the Undertaking) of the Undertaking shall be true and correct as of the date of the Undertaking and as of the Closing Date with the same force and effect as if made as of the Closing, except for failures of any such representations or warranties to be true and correct that do not materially impair such shareholder’s ability to perform its obligations thereunder and hereunder or to consummate the transactions contemplated by the Undertaking or this Agreement. The representations and warranties contained in Section 3.01 of the Undertaking shall be true and correct in all respects as of the date of this Agreement and as of the Closing as though made on and as of the Closing. Buyer shall have received a certificate to such effect, dated the Closing Date, of an executive officer of each of the shareholders who have executed and delivered the Undertaking.
     (b) Agreements and Covenants. The Company shall have performed or complied in all respects with all of its obligations, agreements and covenants required by this Agreement (other than the obligations, agreements and covenants required by Section 4.02 of this Agreement) to be performed or complied with by it on or prior to the Closing, except for failures of any such performance or compliance that, individually or in the aggregate, have not resulted in and could not reasonably be expected result in Damages in excess of Eighteen Million Dollars ($18,000,000.00). The Company shall have complied in all respects with all of its obligations, agreements and covenants required by Section 4.02 of this Agreement and shareholders who have delivered the Undertaking shall have performed or complied in all respects with all of their respective obligations, agreements and covenants required by the Undertaking, in each case, except for failures of any such performance or compliance that, individually or in the aggregate, have not resulted in and could not reasonably be expected result in Damages in excess of Five Million Dollars ($5,000,000.00). Buyer shall have received a certificate to such effect, date the Closing Date, of the Chief Executive Officer and the Chief Financial Officer of the Company.
     (c) Absence of Regulatory Conditions. There shall not be any action taken, or any Law enacted, entered, enforced or applicable to the transactions contemplated by this Agreement, by any Governmental Authority in connection with the grant of a regulatory approval necessary to the continuing operation of the current or future business of the Company or its Subsidiaries, which imposes any condition or restriction upon Buyer or the business or operations of the Company or its Subsidiaries that reasonably could be expected to have a Material Adverse Effect (as defined in Section 6.02(a)(i)).
     (d) Third Person Consents. The Company shall have provided to Buyer evidence reasonably satisfactory to Buyer that the Company has obtained the consents and approvals set forth in Schedule 6.02(d) of the Company Disclosure Schedule.
     (e) Pending Actions. There shall not be pending any action, proceeding or investigation by any Governmental Authority or arbitrator, mediator or other alternative dispute referee challenging, or seeking material damages in connection with, the transactions contemplated by this Agreement or seeking to restrain, prohibit or limit the exercise of full rights of ownership or operation by Buyer of all or any portion of the Company or its Subsidiaries.

     (f) Opinion of Counsel. Buyer shall have received from Zysman, Aharoni, Gayer & Co., Law Offices, counsel to the Company, an opinion dated the Closing Date covering the matters set forth in Exhibit B in form and substance reasonably satisfactory to Buyer.
     (g) Escrow Agreement. Buyer shall have received the Escrow Agreement, duly executed and delivered by the Sellers’ Representative and the Escrow Agent.
     (h) Resignations. Buyer shall have received the resignations, effective as of the Closing, of each director of the Company and its Subsidiaries. If the Company exhausts all commercially reasonable efforts to obtain such resignations and Buyer is legally entitled to remove from office all directors of the Company and its Subsidiaries immediately following the Closing, then Buyer shall remove such directors and this condition to Buyer’s obligation to close shall be deemed satisfied.
     (i) Ownership of Capital Stock. Immediately following the Closing, Buyer will own 100% of the issued an outstanding capital stock of the Company and, directly or indirectly, all of its Subsidiaries. Owners of at least 66 2/3% of the outstanding Shares of the Company shall have executed and delivered to Buyer Acceptances and if any holder of Shares did not execute and deliver an Acceptance to Buyer, 30 days shall have elapsed since mailing of the Section 341 Notice and there shall not be pending any request, motion or other action before a Court of competent jurisdiction with respect to the Compulsory Acquisition which makes the transactions contemplated by this Agreement illegal or otherwise prohibits the consummation of the transactions contemplated by this Agreement.
     (j) Cancellation of Options. As of the Closing Date all of the outstanding Options (including the Intel Warrant and Plenus Warrant) shall have been exercised, terminated or cancelled, all consents necessary to effect such exercise (including pursuant to Cashless Exercise), termination or cancellation shall have been obtained, and the Company shall have delivered to Buyer all documentation in form reasonably acceptable to Buyer evidencing such exercise, termination or cancellations, and, to the extent required under the terms of each respective Option, consent.
     (k) Execution of BMC Employment Agreement. The Chief Executive Officer of the Company, Yochi Slonim, shall have agreed to be employed by, or provide services to, the Company or Buyer for a period of no less than one year from the Closing Date and shall have agreed to negotiate an employment or consulting agreement in good faith.
     (l) Sellers’ Representative. The Sellers’ Representative shall have been appointed by the Company and such appointment shall have been ratified by a majority in interest of the shareholders of the Company present at a general or special meeting.
     (m) No Material Adverse Effect. Since December 31, 2005, there has not been a Material Adverse Effect. For purposes of this Section 6.02(m), “Material Adverse Effect” means any change, effect, event or occurrence that has or could reasonably be expected to result in Damages (excluding consequential and punitive damages) in excess of Eighteen Million Dollars ($18,000,000.00) the cause of which could not reasonably be expected to be remedied within one year from the change, effect, event or occurrence so as to reduce the Damages (excluding consequential and punitive damages) resulting therefrom below Eighteen Million Dollars ($18,000,000.00).
     Section 6.03. Additional Conditions to Obligations of the Company. The obligations of the Company to effect the transactions contemplated hereby are also subject to the satisfaction at or prior to the Closing of the following conditions, any or all of which may be waived in writing by the Company:
     (a) Representations and Warranties. Each of the representations and warranties contained in Article III of this Agreement (other than Section 3.02) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date, except for failures of any such representations or warranties to be true and correct that do not materially impair Buyer’s or Guarantor’s ability to perform its obligations hereunder or to consummate the transactions contemplated by this Agreement. The representations and warranties contained in Section 3.02 shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date. The Company shall have received a certificate of an executive officer of each of Buyer and Guarantor, dated the Closing Date, to such effect.
     (b) Agreements and Covenants. Each of Buyer and Guarantor shall have performed or complied in all respects with all obligations, agreements, covenants and guarantees required by this Agreement to be performed or complied with by it on or prior to the Closing, except for failures to perform or comply in all respects with obligations, agreements, covenants and guarantees that do not materially impair Buyer’s or Guarantor’s ability to perform its obligations hereunder or to consummate the transactions contemplated by this Agreement. The Company shall have received a certificate of an executive officer of each of Buyer and Guarantor, dated the Closing Date, to such effect.
ARTICLE VII
INDEMNIFICATION; ESCROW FUND; SURVIVAL OF
REPRESENTATIONS AND WARRANTIES
     Section 7.01. By the Company. Subject to the terms and conditions of this Article VII, the Company (solely by way of the Escrow Fund) hereby agrees to indemnify, defend and hold harmless Buyer and the Buyer Affiliates from and against all claims, causes of action, demands, lawsuits, suits, proceedings, governmental investigations and administrative orders (“Claims”) and all debts, liabilities, obligations, losses, damages (including punitive and consequential damages, but excluding indirect damages based on lost profits or diminution in value), costs and expenses, penalties, as well as reasonable legal fees, disbursements and costs related thereto (“Damages”) asserted against, imposed upon, or incurred by such Person, directly or indirectly, by reason of, arising out of, or resulting from (a) the inaccuracy or breach as of the date hereof or as of the Closing Date of any representation or warranty of the Company contained in this Agreement or (b) the breach of any covenant or agreement of the Company contained in or made pursuant to this Agreement. It is agreed among the parties hereto that the obligations of the Company to Buyer and Buyer’s Affiliates pursuant to this Article VII from and after the Closing Date shall not be obligations of the Company, but rather shall be satisfied only pursuant to the Escrow Agreement and the procedures set forth in Sections 7.02, 7.03 and 7.04 hereof.

     Section 7.02. Defense of Third Party Claims. In addition to the provisions of Section 7.03, the obligations and liabilities of the Company to indemnify any other party under this Article VII with respect to Claims or Damages relating to or arising from third party claims or actions (a “Third Party Claim”), shall be subject to the following terms and conditions:
     (a) The party or parties to be indemnified hereunder (whether one or more, the “Indemnified Party”) will give the Sellers’ Representative prompt written notice of any such Third Party Claim. The Sellers’ Representative may undertake the defense thereof by representatives chosen by it and reasonably acceptable to the Indemnified Party upon written notice to the Indemnified Party within 20 days of receiving notice of such Third Party Claim (or sooner if the nature of the Third Party Claim so requires); provided that the Sellers’ Representative agrees that such claim for indemnification associated with such Third Party Claim shall be discharged with amounts from the Escrow Fund. Failure of the Indemnified Party to give such notice shall not affect the Sellers’ duty or obligations under this Article VII, except to the extent the Sellers’ are materially prejudiced thereby. If the Sellers’ Representative undertakes the defense of a Third Party Claim, the Indemnified Party may retain separate co-counsel at its sole cost and expense (except that the Company will be responsible for the reasonable fees and expenses of the separate co-counsel to the extent the Indemnified Party reasonably concludes that the counsel the Sellers’ Representative has selected has a conflict of interest). The Indemnified Party shall make available to the Sellers’ Representative or its representatives all records and other materials required by them and in the possession or under the control of the Indemnified Party, for the use of the Sellers’ Representative and its representatives in defending any such Third Party Claim, and shall in other respects give reasonable cooperation in such defense. After the Closing, in any circumstance in which the Company would be the indemnifying party, Sellers’ Representative shall have full authority to act as attorney-in-fact for each of the Sellers’ for whose account Escrow Funds have been deposited pursuant to the Escrow Agreement, all in accordance with Section 7.04 hereof.
     (b) If the Sellers’ Representative, within 20 days after notice of any such Third Party Claim (or sooner if the nature of the Third Party Claim so requires), fails to agree to defend such Third Party Claim or thereafter fails or ceases to defend such Third Party Claim, actively and in good faith, then the Indemnified Party will (upon further notice) have the right to undertake the defense, compromise or settlement of such Third Party Claim, or consent to the entry of a judgment with respect thereto, and the Sellers and the Sellers’ Representative shall thereafter have no right to challenge the Indemnified Party’s defense, compromise or settlement thereof.
     (c) Notwithstanding anything in this Article VII to the contrary (i) if a Third Party Claim could reasonably be expected to adversely affect the Indemnified Party other than as a result of money damages or other money payments, the Indemnified Party shall have the right to defend, compromise or settle such Third Party Claim, and (ii) the Sellers’ Representative shall not, without the written consent of the Indemnified Party, settle or compromise any Third Party Claim or consent to the entry of any judgment which does not include as an unconditional term thereof the giving by the claimant or the plaintiff to the Indemnified Party of an unconditional release from all liability in respect of such Third Party Claim.
     (d) The party controlling the defense of any Third Party Claim shall deliver, or cause to be delivered, to the other parties copies of all correspondence, pleadings, motions, briefs,

appeals or other written statements relating to or submitted in connection with the defense of the Third Party Claim, and timely notices of, and the right to participate in (as an observer) any hearing or other court proceeding relating to the Third Party Claim.
     (e) Within two (2) Business Days following final, nonappealable resolution of an Assumed Claim (as defined herein) with the applicable third party to such Assumed Claim (whether through compromise, settlement, the entry of a judgment with respect thereto or otherwise) in accordance with the terms of this Section 7.02, the Sellers’ Representative shall pay (solely by directing delivery of amounts from the Escrow Fund pursuant to Section 7.04) the Indemnified Party an amount in cash equal to the amount of Damages incurred by the Indemnified Party in connection with such Assumed Claim, together with interest from the date such Damages were incurred by the Indemnified Party until the date of actual payment, at an annual rate equal to the prime interest rate then generally in effect on the date of payment as set forth in The Wall Street Journal. For purposes of this Agreement, an “Assumed Claim” is (i) a Third Party Claim the defense of which is undertaken by the Sellers’ Representative pursuant to the terms of this Section 7.02 or (ii) a Third Party Claim the defense of which is undertaken by the Indemnified Party and the resolution of which (whether through compromise, settlement, the entry of a judgment with respect thereto or otherwise) has been consented to in writing by the Sellers’ Representative, which consent shall not be unreasonably withheld.
     Section 7.03. Other Claims, Payment. Upon the occurrence of a Claim or Damages (other than an Assumed Claim) for which indemnification is believed by Buyer to be due under this Article VII, the Indemnified Party shall provide notice of such Claim or Damages to the Sellers’ Representative, stating the circumstances giving rise to the Claim or Damages, specifying the amount or the estimated amount of the Claim or Damages and making a request for any payment then believed due. Any such claim for indemnification shall be conclusive against the Sellers in all respects 20 Business Days after receipt by the Sellers’ Representative of such notice, unless within such period the Sellers’ Representative sends the Indemnified Party a notice disputing the propriety of such claim. Such notice of dispute shall describe the basis for such objection and the amount of the claim as to which the Sellers’ Representative does not believe should be subject to indemnification. Upon receipt of any such notice of objection, both the Indemnified Party and the Sellers’ Representative shall use commercially reasonable efforts to cooperate and arrive at a mutually acceptable resolution of such dispute within the next 30 days. If a mutually acceptable resolution cannot be reached between the Indemnified Party and the Sellers’ Representative within such 30-day period, the Indemnified Party shall have the right to submit such claim to binding arbitration pursuant to Section 9.10. If it is finally determined that all or a portion of such claim amount is owed to the Indemnified Party, the Sellers’ Representative shall, within two (2) Business Days of such determination, pay (solely by directing delivery of amounts from the Escrow Fund pursuant to Section 7.04) the Indemnified Party such amount owed in cash, together with interest from the date that the Indemnified Party initially requested such payment until the date of actual payment, at an annual rate equal to the prime interest rate then generally in effect on the date of payment as set forth in The Wall Street Journal.
     Section 7.04. Satisfaction of Claims from the Escrow Fund. After the Closing, any obligations and liabilities of the Company or the Sellers’ Representative to Buyer or any Buyer Affiliate pursuant to Article VII of this Agreement shall be satisfied solely from payments of amounts from the Escrow Fund to Buyer or such Buyer Affiliate. Pursuant to the terms of the Escrow Agreement, if the Company or the Sellers’ Representative is determined to owe an amount pursuant to the procedures set forth in Sections 7.02 or 7.03, then the amount due the Indemnified Party hereunder shall be satisfied by the delivery to the Indemnified Party pursuant to the Escrow Agreement of an amount from the Escrow Fund equal to the lesser of: (i) the amount of the claim to be satisfied and (ii) the remaining amount of the Escrow Fund. The Sellers’ Representative shall have the power and authority to make all decisions with regard to the settlement of claims brought pursuant to this Agreement from the Escrow Funds. If the Sellers Representative is unable to carry out his duties as Sellers’ Representative, then unless the Sellers’ Representative shall have named his successor, the Sellers who held the highest number of Shares immediately prior to the Closing shall be designated and appointed as the Sellers’ Representative, as shall assume all of the powers and duties of the Sellers’ Representative under this Agreement and the Escrow Agreement. If any successor Sellers’ Representative becomes unable to carry out his duties as Sellers’ Representative, unless the Sellers’ Representative shall have named his successor, his replacement shall be the Seller who held the next highest number of Shares of the Company immediately prior to the Closing.
     Section 7.05. Liability Limitations; Survival of Representations and Warranties.
     (a) All representations, warranties, covenants and agreements of the Company and Buyer in this Agreement or any certificate delivered pursuant hereto shall survive the Closing and any investigation thereof; provided, however, that in no event shall any Indemnified Party be permitted to make any claim under Article VII unless such claim is first asserted on or before eighteen (18) months from the Closing. After the Closing, indemnification pursuant to this Article VII shall be the sole and exclusive remedy of the parties for any breach of this Agreement, except with respect to actual fraud committed by a party hereto. Buyer and Buyer Affiliates shall not be entitled to indemnification for claims under Article VII (other than a claim under Article VII with respect to the representation and warranty contained in Section 2.04 of this Agreement) unless the aggregate amount of all claims under Article VII is in excess of $1,000,000 (and, in such event, Buyer or Buyer Affiliates shall only be entitled indemnification for the amount of such claims which in the aggregate exceed $1,000,000). Buyer and Buyer’s Affiliates shall not be entitled to indemnification for any single claim under Article VII not exceeding $10,000.00, and claims not exceeding $10,000.00 shall not be considered for purposes of determining whether the amount of claims exceed $1,000,000 in the aggregate.
     (b) Except to the extent that a particular representation, warranty or covenant is qualified in accordance with this Section 7.05(b) by a disclosure contained in the Company Disclosure Schedule, none of the representations, warranties or covenants of the Company shall, and Buyer’s ability to claim a breach thereof pursuant to this Article VII shall not, be treated as waived, qualified or otherwise affected by Buyer’s knowledge of any such breach. In order for a disclosure contained in the Company Disclosure Schedule to be deemed to qualify a particular representation, warranty or covenant contained herein, such disclosure must identify by Section number the particular representation, warranty or covenant it is intended to qualify and shall not be deemed to qualify any other representation, warranty or covenant in this Agreement.

     (c) In no event shall the Company have any liability to Buyer or Buyer’s Affiliates hereunder for punitive, indirect or consequential damages, or damages measured based on loss profits or diminution of value of Buyer or Buyer’s Affiliates.
     (d) The obligation of the Company to indemnify an Indemnified Party against any Damages under Article VII shall be (i) reduced to take into account any Tax benefits to be received by the Indemnified Party as a result of such Damages or the underlying reasons therefore, and (ii) reduced by the amount of any recoveries obtained by the Indemnified Party from any Third Party, including any insurance company, in respect of such Damages.
     Section 7.06. By Buyer. Subject to the terms and conditions of this Article VII, Buyer hereby agrees to indemnify, defend and hold harmless the Company and each Seller and their respective directors, officers, employees, partners and controlled and controlling Persons, from and against all Claims and Damages asserted against, imposed upon, or incurred by such Person, directly or indirectly, by reason of, arising out of, or resulting from (a) the inaccuracy or breach as of the date hereof or as of the Closing Date of any representation or warranty of Buyer contained in this Agreement or (b) the breach of any covenant or agreement of Buyer contained in or made pursuant to this Agreement.
ARTICLE VIII
TERMINATION, AMENDMENT AND WAIVER
     Section 8.01. Termination. This Agreement may be terminated at any time prior to the Closing:
     (a) by mutual written consent of Buyer and the Company;
     (b) by Buyer, upon a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement or on the part of any shareholder in an Undertaking, which (i) would give rise to the failure of a condition set forth in Section 6.02(a) or (b) and (ii) is not curable by the Company or if curable has not been cured within 30 days following the earlier of receipt by Buyer of written notice of such breach or untruth from the Company, as the case may be, or receipt by the Company of written notice of such breach or untruth from Buyer (a “Buyer Terminable Breach”); provided that Buyer is not then in Company Terminable Breach (as defined below) of any representation, warranty, covenant or other agreement contained in this Agreement;
     (c) by Buyer, if holders of less than 66 2/3% of the issued and outstanding Shares have accepted the Offer by the last day of the Offer Period or at any time following the last day of the Offer Period if the aggregate number Shares held by Accepting Sellers account for less than 66 2/3% of the issued and outstanding Shares;
     (d) by the Company, upon a breach of any representation, warranty, guarantee, covenant or agreement on the part of Buyer or Guarantor set forth in this Agreement, which (i) would give rise to the failure of a condition set forth in Section 6.03(a) or (b) and (ii) is not curable by Buyer or Guarantor or if curable has not been cured within 30 days following the earlier of receipt by the Company of written notice of such breach or untruth from Buyer or Guarantor or receipt by Buyer or Guarantor of written notice of such breach or untruth from the

Company (a “Company Terminable Breach”); provided that the Company is not then in Buyer Terminable Breach of any representation, warranty, covenant or other agreement contained in this Agreement;
     (e) by either Buyer or the Company, if there shall be any Law, order, injunction or decree which is final and nonappealable preventing the consummation of the transactions contemplated by this Agreement or that makes consummation of the transactions contemplated by this Agreement illegal; provided, however, that the right to terminate this Agreement under this Section 8.01(e) shall not be available to any party whose failure or whose Affiliate’s failure to perform any material covenant, agreement or obligation hereunder has been the cause of, or resulted in, such action or event; or
     (f) by either Buyer or the Company, if the Closing shall not have occurred within 130 days of the date of this Agreement; provided, however, that the right to terminate this Agreement under this Section 8.01(f) shall not be available to any party whose failure or whose Affiliates’ failure to perform any material covenant, agreement or obligation hereunder has been the cause of, or resulted in, the failure of the Closing to occur on or before such date.
     The right of any party hereto to terminate this Agreement pursuant to this Section 8.01 shall remain operative and in full force and effect regardless of any investigation made by or on behalf of any party hereto, any Person controlling any such party or any of their respective officers, directors, representatives or agents, whether prior to or after the execution of this Agreement.
     Section 8.02. Effect of Termination. Except as provided in Section 8.05 and Section 8.06 of this Agreement, in the event of the termination of this Agreement pursuant to Section 8.01, this Agreement shall forthwith become void, there shall be no liability on the part of Buyer or the Company or their respective officers, directors, stockholders, managers or partners and all rights and obligations of any party hereto shall cease, except that nothing herein shall relieve any party of any liability for any and all of the damages suffered by the other party as a result of such breach of such party’s representations, warranties covenants or agreements contained in this Agreement. Notwithstanding the foregoing, the provisions of Section 8.05 and 8.06 and Article IX shall survive any termination of this Agreement. No termination of this Agreement shall affect the obligations of the parties under the Confidentiality Agreement.
     Section 8.03. Amendment. This Agreement may not be amended except by an instrument in writing signed by Buyer and the Company.
     Section 8.04. Waiver. At any time prior to the Closing, any party hereto entitled to the benefits thereof may (a) extend the time for the performance of any of the obligations or other acts of the other party hereto, (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto and (c) waive compliance by the other party with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby.
     Section 8.05. Fees, Expenses and Other Payments.

     (a) All Expenses (as defined below) incurred by Buyer shall be borne solely and entirely by Buyer. All Expenses incurred by the Company shall be borne solely and entirely by Sellers, except that all Expenses incurred by the Company prior to December 31, 2005 shall be borne by the Company.
     (b) “Expenses” as used in this Agreement shall include all out-of-pocket expenses (including, without limitation, all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its Affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement.
     Section 8.06. Payment Upon Termination.
     (a) If this Agreement is terminated by the Company pursuant to the provisions of Section 8.01(d) and all of the conditions contained in Sections 6.01 and 6.02 have been satisfied or waived (other than the conditions which by their terms are only capable of being satisfied on the Closing Date), then Buyer agrees to pay the Company, within fifteen (15) Business Days of the date on which Buyer has received notice of the Company’s termination of this Agreement pursuant to Section 8.01(d), by wire transfer of immediately available funds, the sum of Ten Million Dollars ($10,000,000.00) as liquidated damages and with no further liability or obligation to the Company or any Seller. If Buyer fails to pay the Company such amount within fifteen (15) Business Days of the date on which Buyer has received such notice, then the Company shall be entitled to pursue its claim for breach of this Section 8.06(a) in a Court of competent jurisdiction, and if the Company receives a final, nonappealable judgment that Buyer has breached this Section 8.06(a), then Buyer agrees to pay the Company, within fifteen (15) Business Days of the date on which the judgment became final and nonappealable, by wire transfer of immediately available funds, the sum of Thirty Million Dollars ($30,000,000.00) as liquidated damages and with no further liability or obligation to the Company or any Seller.
     (b) The Company agrees that Section 8.06(a) shall be the sole and exclusive remedy of the Company and its Affiliates for termination of the Agreement by the Company (or for which the Company could have terminated this Agreement) as a result of any breach of any agreement, representation, warranty or covenant or any other failure by Buyer or its Affiliates to perform or observe any terms, provisions, covenants, arrangements or agreement on their part under this Agreement. The Company shall have no other remedy for any such termination of this Agreement and shall not assert or pursue in any manner, directly or indirectly, any claim or cause of action against the Buyer or Guarantor or any of their respective Affiliates, officers or directors based on any such termination other than for breach of this Section 8.06.
     (c) If this Agreement is terminated by Buyer pursuant to the provisions of Section 8.01(c), then the Company will pay Buyer, within fifteen (15) Business Days of the date on which the Company has received notice of Buyer’s termination of this Agreement pursuant to Section 8.01(c), by wire transfer of immediately available funds, a sum of not in excess of One Million Dollars ($1,000,000.00) representing Buyer’s documented Expenses.

ARTICLE IX
GENERAL PROVISIONS
     Section 9.01. Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given upon receipt, if delivered personally, mailed by registered or certified mail (postage prepaid, return receipt requested) to the parties at the following addresses (or at such other address for a party as shall be specified by like changes of address) or sent by electronic transmission to the telecopier number specified below:
     (a) If to Buyer or Guarantor, to:
BMC Software, Inc.
2101 CityWest Boulevard
Houston, Texas 77042
Attention: Christopher C. Chaffin
Telecopier No.: (713) 918-1110
          with a copy to:
Vinson & Elkins LLP
First City Tower, 1001 Fannin, Suite 2300
Houston, Texas 77002-6760
Attention: Jeffery K. Malonson
Telecopier No.: (713) 615-5627
     (b) If to the Company:
Identify Software
94 Derech Em-Ha’moshavot
P.O. Box 3455
Petach-Tikya 49130
Israel
Attention: Yochi Slonim
Telecopier No.: 972-3 910 1919
          with a copy to:
Wolf, Block, Schorr and Solis-Cohen LLP
1650 Arch Street
Philadelphia, PA 19103
Attention: David Gitlin, Esq.
Telecopier No.: (215) 405-3884

          and with a copy to:
Zysman, Aharoni, Gayer & Co.
52A Hayarkon St.
Tel Aviv 63432
Israel
Attention: Shy Baranov, Esq.
Telecopier No.: 972 3 795 5510
     (c) If to Sellers’ Representative, to the name, address and telecopier number provided in writing by the Company to Buyer at least three (3) Business Days prior to Closing.
     Section 9.02. Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Section references herein are, unless the context otherwise requires, references to sections of this Agreement.
     Section 9.03. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.
     Section 9.04. Entire Agreement. This Agreement (together with the Annexes, the Exhibits and the Company Disclosure Schedule) and the Confidentiality Agreement constitute the entire agreement of the parties, and supersede all prior agreements and undertakings, both written and oral, among the parties or between any of them, with respect to the subject matter hereof.
     Section 9.05. Assignment. This Agreement shall not be transferred or assigned by Buyer without the consent of the Company or by the Company without the consent of Buyer, except that Buyer may transfer or assign in whole or from time to time in part, to one or more of its Affiliates its rights or obligations under this Agreement, but no such transfer or assignment will relieve Buyer of its obligations under this Agreement.
     Section 9.06. Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

     Section 9.07. Specific Performance. The parties hereby acknowledge and agree that the failure of any party to perform its agreements and covenants hereunder, including its failure to take all actions as are necessary on its part to the consummation of the transactions contemplated by this Agreement, will cause irreparable injury to the other parties for which damages, even if available, will not be an adequate remedy. Accordingly, each party hereby consents to the issuance of injunctive relief by any court of competent jurisdiction to compel performance of such party’s obligations and to the granting by any court of the remedy of specific performance of its obligations hereunder.
     Section 9.08. Failure or Indulgence Not Waiver; Remedies Cumulative. No failure or delay on the part of any party hereto in the exercise of any right hereunder shall impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor shall any single or partial exercise of any such right preclude other or further exercise thereof or of any other right. All rights and remedies existing under this Agreement are cumulative to, and not exclusive to, and not exclusive of, any rights or remedies otherwise available.
     Section 9.09. Governing Law. This Agreement shall be governed by, and construed in accordance with Israeli Law.
     Section 9.10. Dispute Resolution. Except as provided in Section 8.06 of this Agreement, any disputes arising out of or relating to this Agreement, or the alleged breach hereof, or in any way relating to the subject matter of this Agreement or the relationship between the parties created by this Agreement (hereafter a “Dispute”) shall be finally resolved by three arbitrators in a binding arbitration administered by the International Centre for Dispute Resolution (“ICDR”) of the American Arbitration Association (“AAA”) under its International Arbitration Rules (the “Rules”) then in force. The parties shall each appoint one arbitrator within 20 days of receipt of a notice to arbitrate a Dispute, and within 20 days of the nomination of the second arbitrator the two arbitrators appointed by the parties shall together appoint by mutual agreement the third arbitrator, who shall be the presiding arbitrator. If any appointment is not made within the time allotted by the Rules, then the ICDR shall appoint the arbitrator according to the Rules. The seat of the arbitration shall be New York, New York. The arbitration shall be conducted solely in the English language and the award rendered solely in U.S. dollars. If a party refuses to honor its obligations to arbitrate under this Section 9.10, the other party may obtain appropriate relief compelling arbitration in any court having jurisdiction over the refusing party; the order compelling arbitration shall require that the arbitration proceedings take place in New York, New York and in the manner specified herein. For purposes of the preceding sentence, each party hereby expressly submits, and the Sellers’ Representative shall submit (solely in his capacity as the Sellers’ Representative for purposes of claims under this Agreement), to the personal jurisdiction and venue of the federal and state courts residing in the Southern District of New York, and expressly waives any claim of improper venue and any claim that such courts are an inconvenient forum. Each party hereby irrevocably consents, and the Sellers’ Representative shall consent (solely in his capacity as the Sellers’ Representative for purposes of claims under this Agreement), to the service of process of any of the aforementioned courts in any such suit, action or proceeding by the providing of notice in accordance with the provisions of Section 9.01. Any award of the arbitrators pursuant to the foregoing may be enforced in any court of competent jurisdiction. Each party irrevocably stipulates, and the

Sellers’ Representative shall irrevocably stipulate (solely in his capacity as the Sellers’ Representative for purposes of claims under this Agreement), that this Section 9.10 shall satisfy the requirements for an agreement in writing pursuant to Article II of the United Nations Convention on the Recognition and Enforcement of Foreign Arbitral Awards, done at New York on June 10, 1958. Nothing contained in this Section 9.10 shall prevent any party hereto from seeking injunctive relief for any breach of this Agreement in any court that has jurisdiction over the matter that is reasonably necessary to obtain such relief.
     Section 9.11. Counterparts. This Agreement may be executed in multiple counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. The Agreement shall become effective (i) as to Buyer, Guarantor and the Company when all such parties have executed this Agreement, and (ii) as to Accepting Sellers, when any such Accepting Seller has executed and delivered the Acceptance to Buyer.
     Section 9.12. Guaranty. Guarantor hereby unconditionally guarantees, as if it were the primary obligor: (1) the payment by Buyer of the Purchase Price; and (2) the performance of the obligations of Buyer (including any of their permitted assignees) set forth herein.

     IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

BMC SOFTWARE ISRAEL, LTD.

By:	/s/ Zehava Simon

Name: Zehava Simon
Title: Chief Executive Officer

BMC SOFTWARE, INC.

By:	/s/ Dan Barnea

Name: Dan Barnea
Title: Senior Vice President

IDENTIFY SOFTWARE LTD.

By:	/s/ Yochi Slonim

Name: Yochi Slonim

Title: President and Chief Executive Officer

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